As filed with the Securities and Exchange Commission on March 10, 2014

1933 Act File No. 333-193859

1940 Act File No. 811-22581

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1
to

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.	Exact name of Trust: Incapital Unit Trust, Series 43
B.	Name of Depositor: Incapital LLC
C.	Complete address of Depositor’s principal executive offices:

200 South Wacker Drive, Suite 3700

Chicago, IL 60606

D.	Name and complete address of agents for service:

Incapital LLC

Attention: Brandon L. Klerk

Chief Compliance Officer

200 South Wacker Drive, Suite 3700

Chicago, Illinois 60606

Chapman and Cutler LLP

Attention: Morrison C. Warren

111 West Monroe Street

Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

[ ]          immediately upon filing pursuant to paragraph (b)

[ ]          on (date) pursuant to paragraph (b)

[ ]          60 days after filing pursuant to paragraph (a)(1)

[ ]          on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

[X]       Check box if it is proposed that this filing will become effective on March 10, 2014 at 2:00 P.M.
            Eastern Time pursuant to Rule 487.

INCAPITAL LOGO

Incapital Unit Trust, Series 43

European Dividend Builders Portfolio, 1Q 2014

North American Dividend Builders Portfolio, 1Q 2014

Prospectus Part A

Dated March 10, 2014

You should read this prospectus
and retain it for future reference.

     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

OVERVIEW

     Incapital Unit Trust, Series 43, is a unit investment trust that consists of European Dividend Builders Portfolio, 1Q 2014 (the “European Dividend Builders Trust”) and North American Dividend Builders Portfolio, 1Q 2014 (the “North American Dividend Builders Trust”) (collectively referred to as the “Trusts” and individually referred to as a “Trust”). Incapital LLC (the “Sponsor”) serves as the Sponsor of the Trusts.

     The Trusts are scheduled to terminate in approximately 15 months from the inception date.

EUROPEAN DIVIDEND BUILDERS
PORTFOLIO, 1Q 2014

INVESTMENT OBJECTIVE

     The European Dividend Builders Trust seeks to provide capital appreciation with the potential to receive dividend income by investing in the common stocks or depositary receipts representing such common stocks of those companies (the stocks and the depositary receipts, together “securities”).

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its net assets (plus borrowings, if any) in securities of issuers tied economically to Europe. The Trust seeks to achieve its objective by investing in a portfolio of equity securities of companies that the Sponsor believes have high and sustainable expected dividend yields. The portfolio seeks to substantially replicate the Goldman Sachs Europe High Sustainable Dividend Basket (the “basket”) as of February 24, 2014, which identifies and includes, in the manner described below, 60 publicly-traded and sector-weighted common stocks or depositary receipts of European companies selected from the MSCI Europe Index (the “index”). The Trust may hold small-, mid- and large-cap securities. The Sponsor believes that selection of securities in accordance with this methodology, which is systematic and objective, will provide the Trust with the opportunity to meet its investment objective.

TRUST PORTFOLIO
INCAPITAL UNIT TRUST, SERIES 43
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: 100.00%
		Consumer Discretionary: 10.08%
97	SPR GY	Axel Springer SE (3)	1.26%	$ 65.06	$ 6,311
166	BAMXY	Bayerische Motoren Werke
		(BMW) AG (5)	1.26	37.99	6,306
101	BSYBY	British Sky Broadcasting
		Group PLC (5)	1.26	62.48	6,310
50	ML FP	Cie Generale des Etablissements
		Michelin (3)	1.26	125.99	6,300
394	CMPGY	Compass Group PLC (5)	1.27	16.09	6,339
354	PSO	Pearson PLC (5)	1.25	17.73	6,276
872	TT/ LN	Tui Travel PLC (3)	1.25	7.20	6,278
60	WPPGY	WPP PLC (5)	1.27	105.91	6,355
		Consumer Staples: 12.99%
98	BTI	British American Tobacco PLC (5)	2.17	110.81	10,859
94	CO FP	Casino Guichard-Perrachon SA (3)	2.19	116.41	10,943
561	AHONY	Koninklijke Ahold NV (5)	2.16	19.29	10,822
269	MEO GY	Metro AG (3) (6)	2.14	39.88	10,728
371	SZU GY	Suedzucker AG (3)	2.17	29.39	10,904
1015	TATE LN	Tate & Lyle PLC (3)	2.16	10.66	10,820
		Energy: 9.25%
822	AMEC LN	AMEC PLC (3)	3.06	18.62	15,306
275	FUR NA	Fugro N.V. (3)	3.12	56.72	15,598
344	OMV AV	OMV AG (3)	3.07	44.70	15,377
		Financials: 22.60%
310	AXAHY	AXA SA (5)	1.61	26.06	8,079
64	BALN VX	Baloise Holding AG (3)	1.63	127.69	8,172
376	CNP FP	CNP Assurances (3)	1.62	21.54	8,099
1820	DLG LN	Direct Line Insurance Group PLC (3)	1.61	4.44	8,081
97	HNR1 GY	Hannover Rueck SE (3)	1.62	83.50	8,100
155	HSBC	HSBC Holdings PLC (5)	1.62	52.25	8,099
1115	IAP LN	ICAP PLC (3)	1.61	7.25	8,084
1085	INVP LN	Investec PLC (3)	1.61	7.45	8,083
2029	LGEN LN	Legal & General Group PLC (3)	1.61	3.97	8,055
1962	MAP SQ	Mapfre SA (3)	1.61	4.11	8,064
378	MURGY	Muenchener Rueckversicherungs-
		Gesellschaft AG (5)	1.61	21.37	8,078
564	NDA1V FH	Nordea Bank AB (3)	1.61	14.31	8,071

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 43
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Financials: (continued)
2444	OML LN	Old Mutual PLC (3)	1.61%	$ 3.30	$ 8,065
2357	US IM	UnipolSai Assicurazioini SpA (3) (6)	1.62	3.43	8,085
		Health Care: 12.88%
387	GSK	GlaxoSmithKline PLC (5)	4.29	55.53	21,490
258	NVS	Novartis AG (5)	4.29	83.14	21,450
73	ROG VX	Roche Holding AG (3)	4.30	295.18	21,548
		Industrials: 11.60%
174	ABB	ABB Limited (5)	0.89	25.51	4,439
52	ADEN VX	Adecco SA (3)	0.90	86.65	4,506
68	ANDR AV	Andritz AG (3)	0.90	66.10	4,495
153	ATLKY	Atlas Copco AB (5)	0.89	28.97	4,432
162	BAESY	BAE Systems PLC (5)	0.89	27.51	4,457
868	COB LN	Cobham PLC (3)	0.89	5.11	4,435
110	KNEBV FH	Kone Oyj (3)	0.90	40.88	4,497
127	PHG	Koninklijke Philips Electronics N.V. (4)	0.89	35.04	4,450
248	SBGSY	Schneider Electric SA (5)	0.89	17.94	4,449
175	SGSOY	SGS SA (5)	0.89	25.47	4,457
35	SI	Siemens AG (5)	0.90	129.25	4,524
165	SKFB SS	SKF AB (3)	0.89	26.93	4,443
194	SMIN LN	Smiths Group PLC (3)	0.88	22.81	4,425
		Information Technology: 3.31%
211	CGEMY	Cap Gemini (5)	1.65	39.05	8,240
106	SAP	SAP AG (5)	1.66	78.19	8,288
		Materials: 8.05%
73	BASFY	BASF SE (5)	1.62	111.01	8,104
961	REX LN	Rexam PLC (3)	1.59	8.28	7,957
106	SYT	Syngenta AG (5)	1.61	75.86	8,041
164	UMI BB	Umicore SA (3)	1.63	49.71	8,152
183	VOE AV	Voestalpine AG (3)	1.60	43.88	8,030
		Telecommunication Services: 5.22%
555	TEF	Telefonica S.A. (5)	1.74	15.66	8,691
136	TELNY	Telenor ASA (5)	1.74	64.16	8,726
1142	TLSN SS	TeliaSonera AB (3)	1.74	7.61	8,691

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 43
EUROPEAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Utilities: 4.02%
306	CPYYY	Centrica PLC (5)	1.34%	$ 21.95	$ 6,717
258	GDFZY	GDF Suez (5)	1.34	26.02	6,713
281	SSEZY	SSE PLC (5)	1.34	23.80	6,688
					$ 500,582

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $501,779 and $(1,197), respectively.
3	This is a security issued by a foreign company and trades on a foreign exchange.
4	This is a security issued by a foreign company that trades directly on a U.S. exchange.
5	This is an American Depositary Receipt.
6	Non-Income Producing Security.

THE GOLDMAN SACHS EUROPE HIGH SUSTAINABLE DIVIDEND BASKET

     The basket aims to identify securities with high and sustainable expected dividend yields, focusing on companies with positive forecasted stock dividend payout growth. The basket is comprised of 60 publicly-traded and sector-weighted common stocks or depositary receipts of European companies with high expected dividend yields selected from the 10 sectors of the Global Industry Classification Standards (GICS) developed by MSCI, Inc. (“MSCI”) and Standard and Poor’s. The index is composed of the stocks of large and mid capitalization companies across 16 countries of the European region: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Please note, there can be no assurance that the securities selected will have high dividend yields or will have positive performance.

     The following diagram broadly outlines the stock selection process for the basket. For a more detailed step-by-step methodology, see “Selection of the Basket Components” below.

Eligible Stock Universe

The initial eligible universe comprised all the stocks or depositary receipts in the index.

Filters to Obtain Securities with High and Expected Sustainable Dividends

Size & Liquidity Filter

- Securities of companies with a price history of less than six calendar months were excluded from basket.
- Securities of companies with a published 1-month median daily trading volume of less than €5 million were excluded from basket.
- Securities of companies with market capitalization of less than €1 billion were excluded from basket.

Forecasted Dividend Payout Ratio Filter

- Securities of companies where the ratio of forecasted current year dividend payout relative to forecasted earnings per share ("dividend payout ratio") was negative or greater than 70% were excluded from the basket.

Free Cash Flow Cover Filter

Debt to EBITDA Filter

Forecasted Dividend Growth Filter

- Securities of companies with a forecasted first period dividend growth rate or forecasted second period dividend growth rate below 0% were excluded from the basket.

Credit Default Swap Filter

Analyst Rating Filter

- Securities of companies with an "Underperform" or "Sell" median analyst investment recommendation rating were excluded from the basket.
- Securities of companies for which there were no analyst investment recommendation ratings were not excluded from the basket.

In the event the number of companies eligible for inclusion for any sector is fewer than two times the number of required companies, the criteria will be simultaneously and iteratively relaxed for each sector until the number of companies eligible for inclusion is at least twice the number of companies prescribed and all companies have an expected dividend yield greater than zero.

Sector Weights & Basket Allocation

A basket of 60 securities was constructed to approximate weights that were sector neutral relative to the index.

1. The number of companies chosen for inclusion in the basket for each sector was set at approximately one tenth the number of companies in the index for each sector through an iterative process, with at least one company representing each sector.
2. The securities were then equally weighted within their corresponding sector such that the total weight for the sector in the basket was equal to the total weight for that same sector in the index.
3. The securities were then ranked from highest to lowest by expected dividend yield within their respective sector and then selected for inclusion up to the required number of companies.
4. For those companies that have depositary receipts with a median daily traded value above USD 250,000 for the 6 month period prior to the observation date, the depositary receipt representing the common stock were included, otherwise the common stock was included.

Relaxation of Criteria to Achieve Minimum Number of Eligible Companies by Sector and to Include Only Companies with Expected Dividend Yield Greater than Zero

      Selection of the Basket Components. The basket was determined by The Goldman Sachs Group, Inc. (together with any of its affiliates, the “basket sponsor”) in accordance with the selection methods described below. The basket components were determined by applying the following steps based on data as of February 24, 2014 (the “observation date”):

     Step One – Identification of Initially Eligible Stocks. The stocks initially eligible for inclusion in the basket comprised the stocks of all of the companies included in the index.

     Step Two – Exclusion of Smaller, Less Liquid Companies. The stocks of eligible companies with a price history of less than six calendar months, as published by Bloomberg on their respective reference exchange (as defined below), were excluded from the basket. Similarly, the stocks of eligible companies with a published one-month median daily trading volume (“MDTV”) on their reference exchange, as indicated on Bloomberg, of less than €5 million were excluded from the basket. In addition, the stocks of eligible companies with a market capitalization of less than €1 billion were also excluded from the basket. For stocks denominated in currencies other than Euro, their MDTV or market capitalization, as applicable, in local currency was converted to Euro using the local currency/EUR exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date.

     Step Three – Exclusion of Companies With Negative Forecasted Current Year Stock Dividend Payout or High Forecasted Current Year Stock Dividend Payout Relative to Forecasted Current Year Earnings. All remaining eligible stocks with a forecasted current year dividend payout ratio that was either negative or greater than 70% were excluded from the basket. The forecasted current year dividend payout ratio was calculated as the forecasted dividend payout per share for the current fiscal year divided by forecasted earnings per share for the current fiscal year, in each case as published on IBES Summary database.

     Step Four – Exclusion of Companies With Inadequate Free Cash Flow Cover for the Most Recent Available Fiscal Years. The remaining stocks of eligible companies with a realized free cash flow cover of less than 50% for the most recent available fiscal year were excluded from the basket. Similarly, the stocks of eligible companies with a projected free cash flow cover of less than 75% for the fiscal year immediately following the most recent realized fiscal year were also excluded from the basket. Free cash flow cover was calculated by subtracting the capital expenditure per share from the cash flow from operations per share and dividing the result by the dividends per share, in each case using realized and projected data as published on IBES Summary database.

     Step Five – Exclusion of Companies With High or Negative Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization Ratios. The stocks of remaining eligible companies with a net debt to Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) ratio above the 75th percentile in the distribution of net debt to EBITDA ratio across all companies within each sector were excluded from the basket. The net debt to EBITDA ratio was calculated for each company by dividing the net debt by EBITDA, each as published on IBES Summary database. The stocks of companies with no net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75th percentile, but remained eligible for inclusion in the basket. The stocks of companies with negative net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75th percentile and the basket.

      Step Six – Exclusion of Companies With Negative Forecasted Dividend Growth Rates. The stocks of remaining eligible companies with a forecasted dividend growth rate below 0% for either the twelve months from March 1, 2014 to February 28, 2015 (the “first period”) or the twelve months from March 1, 2015 to February 28, 2016 (the “second period”) were excluded from the basket.

     The forecasted dividend growth rate for the first period was calculated by dividing the forecasted dividend payout per share for the first period (the “first period dividend”) by the forecasted dividend payout per share for the trailing twelve months from March 1, 2013 to February 28, 2014 (the “prior period dividend”), subtracting one from the result and expressing the result as a percentage. Similarly, the forecasted dividend growth rate for the second period was calculated by dividing the forecasted dividend payout per share for the second period (the “second period dividend”) by the first period dividend, subtracting one from the result and then expressing the result as a percentage. In each case the data used is taken from IBES Summary database. The stocks of remaining eligible companies for which either dividend growth rate measure was below 0% were excluded from the basket. Additionally, the stocks of remaining eligible companies for which no first period dividend is available were excluded from the basket.

     Because the dividend payout per share data provided by IBES Summary database is broken out by fiscal year for each remaining eligible company, an eligible company may have a fiscal year that differs from that of another eligible company. Additionally, because each of the specified 12-month periods can span more than one fiscal year for any eligible company, the forecasted dividend payout per share for each specified 12-month period was calculated on a pro-rated basis for each eligible company.

     The realized or forecasted dividend payout per share for each eligible company for any month during any specified period was determined, in all cases as published on the IBES Summary database, as follows:

  for months that fall in the fiscal year immediately preceding the current fiscal year of such company, by reference to realized dividend payout per share data for such immediately preceding fiscal year;

  for months that fall in the current fiscal year of such company, by reference to the forecasted dividend payout per share data for such current fiscal year; and

  for months that fall in the fiscal years following the current fiscal year of such company, by reference to the forecasted dividend payout per share data for such fiscal years.

     For illustration purposes of the calculations of Step Six, please see the example below:

Assumptions:

     ABC Company
Fiscal Year Ends December 31
Observation Date: June 2012

Realized dividend payment
per share for the fiscal year
ended December 31, 2011	$12.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2012	$13.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2013	$14.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2014	$15.00

Calculation of Specified Period Dividends and Forecasted Dividend Growth:

     Prior period dividend = ($12/12 x 6) +($13/12 x 6) = $12.50

     First period dividend = ($13/12 x 6) + ($14/12 x 6) = $13.50

     Second period dividend = ($14/12 x 6) + ($15/12 x 6) = $14.50

     Forecasted dividend growth for first period = (13.50/12.50) – 1 = 0.08 = 8%

     Forecasted dividend growth for second period = (14.50/13.50) – 1 = 0.074 = 7.4%

     Step Seven – Exclusion of Companies With Elevated Credit Default Swap Levels. The stocks of remaining eligible companies with a composite spread for a 5-year senior credit default swap as reported by Markit on the observation date of more than two times the Markit iTraxx Europe composite spread were excluded from the basket. Companies for which there was no 5-year senior credit default swap composite spreads remained eligible for inclusion in the basket.

     Step Eight – Exclusion of Companies With an “Underperform” or “Sell” Median Analyst Investment Recommendation Rating. The stocks of remaining eligible companies with an “underperform” or “sell” median analyst investment recommendation rating, as published on IBES Summary database, were excluded from the basket. Any stocks of remaining eligible companies for which there were no analyst investment recommendation ratings published on IBES Summary database remained eligible for inclusion in the basket.

     Step Nine – Sector Weights. The number of companies to be included in the basket for each sector was set at approximately one tenth the number of companies in the index for each sector. The stocks of those companies were then equally weighted within their corresponding sector such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector. The number of companies to be allocated to each sector was calculated by applying the following steps in the following order:

     (i) One company from the index was included in the basket for each sector;

     (ii) The number of companies to be included in the basket for each sector was increased by successively adding one to each sector for the basket, adding always first from the sector with the lowest ratio of sector stocks in the basket relative to sector stocks in the index, until the total number of companies in the basket reached 60; and

     (iii) In the event the basket does not reach the required 60 companies, the number of companies in each sector is further increased in the following manner: if there is more than one sector with the lowest ratio of sector stocks in the basket relative to sector stocks in the index, one is added to the number of companies for whichever such sector, assuming all the companies are equally weighted within each respective sector, the percentage weighting per company is the highest, and then successively thereafter.

     Step Ten – Relaxation of Criteria to Achieve Minimum Number of Eligible Companies by Sector. In the event the number of remaining companies eligible for inclusion in the basket for any sector is fewer than two times the number of companies required for that sector as specified in Step Nine, the criteria for all the following steps will be simultaneously and iteratively relaxed until the number of companies eligible for inclusion in the basket for any sector is at least twice the number of companies required for that sector as specified in Step Nine:

  In Step Three, the maximum threshold for forecasted current year dividend payout ratio for the stock of each eligible company is increased from 70% to 80% and by increments of 10% thereafter.
  In Step Four, the minimum requirement for realized free cash flow cover for the most recently available fiscal year for each eligible company is reduced from 50% to 40% and by increments of 10% thereafter and the minimum requirement for projected free cash flow cover for the fiscal year immediately following the most recent realized fiscal year for each eligible company is reduced from 75% to 65% and by increments of 10% thereafter.

  In Step Five, the maximum percentile threshold for non-negative net debt to EBITDA ratio for each eligible company is increased from the 75th percentile in distribution to the 80th percentile in distribution and by increments of five percentile points in distribution thereafter. Once the criteria is relaxed to 100% of the distribution, all companies with negative net debt to EBITDA ratio are eligible for inclusion in the basket.

  In Step Six the minimum required forecasted dividend growth rate for each eligible company is reduced from 0% to -5% and by increments of 5% thereafter.

  In Step Seven, the maximum permissible multiple of composite spread for a 5-year senior credit default swap for each eligible company relative to the Markit iTraxx

Europe composite spread is increased from 2 times to 2.5 times and by increments of 0.5 times thereafter.

     Step Eleven – Basket Allocation. The companies remaining eligible for inclusion in the basket within each sector were ranked from highest to lowest based on their expected dividend yield. The expected dividend yield was calculated for each remaining eligible stock by dividing the first period dividend, as defined in Step Six and using data as published on IBES Summary database, by the stock price as of the observation date, as published by Bloomberg. For stocks denominated in currencies other than the Euro, the first period dividend and stock price, as applicable, in local currency was converted to Euro using the local currency/EUR exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date. The stocks of the highest-ranked companies within each sector were selected for inclusion in the basket up to the required number of stocks for each sector as determined pursuant to Step Nine. If for a given sector the resulting stock selection would include a stock with an expected dividend yield equal to zero, the criteria for Steps Three through Seven will be relaxed iteratively pursuant to Step Ten until all the stocks to be included for the sector have an expected dividend yield greater than zero or until further relaxation of the criteria does not yield any change in the basket composition.

     Step Twelve – Basket Component Selection and Reweighting. The related securities function (“the RELS function”) in Bloomberg was used to determine whether, with respect to each company, the securities of which were selected for inclusion in the basket pursuant to Step Eleven, there are depositary receipts representing such company’s common stock. To apply the RELS function, the basket sponsor sets the fields in Bloomberg for the RELS function as follows: (i) the “Exchange” field was set to “US” and (ii) the “Type” field was set to “Receipt.” For those companies, the securities of which were selected for inclusion in the basket, with depositary receipts representing shares of such company’s common stock, the median daily traded value of the depositary receipts for each such company for the 6 month period to the calendar day prior to the observation date was determined by the basket sponsor. The median daily traded value of the depositary of each such company during that period was determined by reference to the daily traded value for such company’s depositary receipts, as indicated by Bloomberg, for each day in the six months prior to the observation date. If the median daily traded value of such company’s depositary receipts during the 6-month period prior to the observation date was greater than or equal to USD 250,000, the depositary receipts representing the common stock of such company, rather than shares of such company’s common stock, were included in the basket. If the median daily traded value of such company’s depositary receipts during the 6 month period prior to the observation date was less than USD 250,000, shares of such company’s common stock, as listed on such company’s relevant included exchange, were included in the basket. In the event there is more than one depositary receipt available, the depositary receipt with the highest median daily trade value during the 6 month period prior to the observation date were included in the basket. The weight of each share of common stock or depositary receipt, as applicable, within the basket was then adjusted, such that all of the shares of common stock or depositary receipts, as applicable, were in accordance with the weights as defined in Step Nine.

     Financial Data and Values. The underlying financial data and values used by the basket sponsor to calculate the basket were calculated or published by Bloomberg, WM Company, IBES Summary database, Markit and Thomson Reuters Eikon (collectively, the “data providers”), each as described above and obtained by the basket sponsor without independent verification and are as of the observation date. Some of these values are non-GAAP financial measures and are computed by the data providers using their own specifications. Other financial data providers may compute these values differently. The basket sponsor makes no representation or warranty, express or implied, regarding the reliability and accuracy of the information obtained from the data providers or drawn from other sources.

     Reference Exchange. The “reference exchange” is the corresponding stock exchange as specified by the sponsor of the index in the list of stock exchanges and trading systems, as specified by the index sponsor.

Portfolio and Portfolio Methodology

     The portfolio consists of the stocks of companies included in the basket on the observation date; however, the Sponsor may substitute shares of a company’s stock on its relevant exchange for depositary receipts representing the common stock of such company. On the date of deposit, the stocks included in the portfolio are generally equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent stock. This lag provides sufficient time before the date of deposit to screen for any liquidity or regulatory issues in regards to the securities selection. At the time of purchase, the stocks in the basket, and therefore the portfolio, may no longer be weighted as they were on the observation date on a market capitalization basis because of market price movements of the stocks.

     The basket may be subject to rebalancing from time to time, but the portfolio will not be rebalanced or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio may diverge from the performance of the basket. In the event of any inadvertent discrepancy in the constituents resulting from the application of the basket methodology as described in this prospectus and the portfolio constituents disclosed in this prospectus, the portfolio constituents will remain as disclosed in this prospectus.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected. This can happen for reasons such as the following:

     Price volatility. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer.

     The method used to select the portfolio may be flawed and will not necessarily have a positive return. The selection method used by the basket sponsor to determine the basket stocks may not result in the selection of stocks having a positive return. The measures of forecasted stock dividend payouts, forecasted dividend growth, high net debt to EBITDA ratio and free cash flow cover may not accurately capture the risks they seek to reflect and individually and collectively may not actually result in the selection of stocks that will perform better than a basket of stocks selected by other methods or by one selected using only one or a limited number of the selection criteria used by the basket sponsor. A portfolio that is selected using different financial ratios, variables or methodologies as one of its selection criteria may outperform, perhaps substantially, a portfolio selected using the basket as calculated by the basket sponsor.

     The portfolio was selected on the basis of data as of a given date and used values that can be calculated differently. The stocks of the companies comprising the portfolio were selected based on the basket, which was determined by the basket sponsor on the observation date and equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, based on the publicly available data for each constituent company as of those dates. If the basket had been calculated on any date other than the observation date, the basket, and therefore the portfolio, likely would contain different stocks from those included in the basket. In addition, because the basket was selected on the observation date, the financial data used in the selection is now stale. A company that had a high expected dividend yield at the time the basket was selected may now have a much lower expected dividend yield depending on its most recent financial results. As a result, there can be no assurance that the portfolio will perform as well as one selected using current financial data. In addition, the values obtained by the basket sponsor from the data providers can be calculated in different ways and may be subject to judgments made by the third party data vendor that another data vendor may have made differently. As a result, the portfolio may not perform as well as one selected using a different data source or a different formulation for calculating the values on which the basket is based.

     Each portfolio component will be subject to various business and market risks. Each issuer of a portfolio component is subject to various business and market risks that may adversely affect the reference asset’s value. The prices of the underlying securities may be volatile, subject to currency exchange rates and cannot be predicted. In addition, the securities, and therefore the units, are subject to European and United States equity market risk, as applicable, and to economic, financial, political, regulatory, legal and other events that affect the equity markets. You should familiarize yourself with the business and market risks faced by the issuers and consider those risks, along with the risks described in this prospectus, in considering whether to invest in the units.

     The stocks in the portfolio may not be weighted in the same manner as the basket. The basket stocks were equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date. The portfolio was approximately purchased in an amount that reflected the number of shares used by the basket sponsor to equally weight the basket stocks within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent stock. The portfolio stocks could not be purchased in the precise amounts used in the baskets because of the rounding restrictions described above. Further, the Sponsor retains the ability to remove stocks selected for inclusion in the portfolio. Generally speaking, this would only occur if there was a material negative credit event, or significant liquidity concerns, as set forth in the Trust Agreement. Consequently, while the portfolio will generally be representative of the basket stocks, holdings in the portfolio may diverge from the holdings in the basket and the portfolio may not perform in the same manner as the basket, and it may perform adversely as compared to the basket over time as a result of these potential differences.

     The portfolio, the basket and the index from which the basket stocks and the portfolio stocks are selected are different and the performance of the basket and the portfolio will diverge from the performance of the index. The stocks that comprise the basket and the portfolio are chosen using a methodology to select 60 stocks from among the stocks that comprise the index. The portfolio will hold only a relatively small number of the equity securities included in the index and the weightings of the stocks that comprise the basket and the portfolio will be different from the weightings of the stocks in the index. Therefore, the performance of the basket and the performance of the portfolio likely will not track the performance of the index, and consequently, the return on the units will not be the same as investing directly in the index or in the stocks underlying the index, and will not be the same as investing in units with returns linked to the performance of the index.

     An investment in the units will be subject to risks associated with foreign securities markets. Investments in foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the basket may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Although a portion of the portfolio stocks are listed for trading on European stock exchanges, there is no assurance that an active trading market will continue for such portfolio stocks or that there will be liquidity in the trading market. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     The portfolio securities are also subject to currency risk, which means that the value of the securities may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons, such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     In addition, the portfolio stocks are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities markets is, the greater the likelihood of custody problems.

     The Trust invests in securities issued by companies operating in Europe. The Trust is therefore subject to certain risks associated specifically with Europe. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

     The Trust is concentrated in securities issued by companies operating in Great Britain. As a result, political, economic or social developments in Great Britain may have a significant impact on the securities included in the Trust. The British economy relies heavily on export of financial services to the United States and other European countries. As a result, the British economy may be impacted by changes to the economic health of the United States and other European countries. In addition, the British economy, along with certain other European economies, experienced a significant economic slowdown during the recent financial crisis.

     Depositary receipts risk. An investment in depositary receipts involves risks due to certain features of depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”). ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based corporations generally issued by international banks in one or more markets around the world. ADRs or GDRs may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts, whether ADRs or GDRs, are usually subject to a fee charged by the depositary.

     Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the equity shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into equity shares, the laws in certain countries may limit the ability of a non-resident to trade the equity shares and to reconvert the equity shares to depositary receipts.

     Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.

     Depositary receipts may be unregistered and unlisted. The Trust’s investments may also include depositary receipts that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A under the Securities Act of 1933, as amended (“Securities Act”).

Moreover, if adverse market conditions were to develop during the period between a Fund’s decision to sell these types of depositary receipts and the point at which the Trust is permitted or able to sell such security, the Trust might obtain a price less favorable than the price that prevailed when it decided to sell.

     The forecasted dividend payouts per share used to select the basket stocks are not objective and may not be reached. The basket sponsor used forecasted dividend payouts per share data as published on IBES Summary database to calculate forecasted dividend growth, which is one of the metrics used to select the basket stocks. The forecasted dividend payouts per share represent the forecasts of dividend payouts per share as submitted by stock research analysts to IBES Summary database. These forecasts represent the opinions of individual analysts and of their firms, which may include opinions submitted by Goldman, Sachs & Co. (an affiliate of the basket sponsor), or one or more of its affiliates, without any consideration for the value of the basket or the units. The forecasted dividend payouts per share are not reviewed for accuracy by IBES before their inclusion in the IBES Summary database, nor does IBES screen the quality of the analysts providing the forecasts. The opinions of the analysts are subjective and may not reflect the actual dividends paid per share for the forecasted periods. These opinions of individual analysts may have been based on assumptions involving incorrect or incomplete information and may not be an accurate prediction of the future performance of any basket stock to which those opinions relate.

     Neither the relevant analysts nor the issuers of the relevant stocks comprising the basket are under any obligation to correct incomplete or inaccurate estimates, except to the limited extent required by law. Estimates over a 12-month period or for periods further out in time from the observation date may be more likely to be inaccurate than shorter estimates, such as three-month estimates, or those for periods closer in time to the observation date. These factors may adversely affect the selection of the basket stocks and, as a result, the return on your units. Neither the basket sponsor nor the Sponsor have independently verified any individual analyst’s opinion or the assumptions or calculations supporting that opinion.

     The forecasted dividend payouts per share used to select the basket stocks may have been distorted due to the number of analysts providing such estimates for the data underlying the calculation, and the opinions of Goldman, Sachs & Co. or its affiliates may have had a substantial impact on the forecasted dividend payouts per share of one or more stocks. The number of analysts submitting dividend forecasts on the basket stocks that were used by IBES Summary database to compile forecasted dividend payouts per share data and then used by the basket sponsor to calculate the dividend growth varied and may have been as few as one, depending on the stock. As a result, the impact of an individual analyst’s opinion on the decision to include or exclude a stock in the basket varied in each case depending on the total number of analyst opinions compiled for that basket stock. This variance may increase the impact of an individual analyst’s opinion that is based on incorrect or incomplete information or of an individual analyst’s opinion that does not accurately predict future dividends if the total number of analyst opinions compiled for that stock are relatively few. If the basket sponsor had used a different means of obtaining the forecasted dividend payouts per share, the basket stocks may have been different from the basket stocks set forth in this prospectus. In cases where few analysts cover a particular security, the opinion of one analyst may distort the average forecast. Further, analyst dividend forecasts may be updated infrequently, and may not represent the analyst’s current opinion regarding the stock. Where a limited number of dividend forecasts were provided as to any basket stock, the dividend estimates, if any, provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that stock from the basket. Even where many dividend forecasts were provided as to any basket stock, if the dividend forecasts of Goldman, Sachs & Co. or one or more of its affiliates influenced the dividend forecasts provided by other analysts, the dividend forecasts provided by Goldman, Sachs & Co. or its affiliates would have had a disproportionate influence on the dividend forecasts used to select the basket stocks.

     You should not view the inclusion of any basket stock in the basket as an investment recommendation with respect to that basket stock or as an endorsement of any analyst’s opinion used in selecting any basket stock by the basket sponsor, even if Goldman, Sachs & Co. or one or more of its affiliates submits dividend forecasts to IBES Summary database as to any of the basket stocks.

     Analysts’ forecasts are highly sensitive to market perceptions and can change daily. The basket stocks were selected from among the stocks that comprise the index using certain financial metrics for those stocks as of the observation date. Some of those metrics are based on data which utilize analysts’ dividend forecasts. Analysts’ forecasts are highly sensitive to market perceptions and can change daily. Analysts revise their dividend forecasts for stocks constantly, even within a single trading day. In addition, companies release information to the public at different times. Some companies may provide some form of publicly available earnings guidance during a fiscal quarter; however, most companies do not do so on a regular basis. Expected earnings is one factor taken into account in analysts’ estimates of future dividends. Analysts tend to update such forecasts for companies after the relevant company releases periodic results. The timing of updates to analyst forecasts and the public dissemination of earnings can affect analyst forecasts and, as a result, the selection of the basket stocks. Also, companies may alter their actual dividend payouts based on factors unrelated to market variables, such as government regulations. If the basket stocks had been selected using data on a different date, the resulting basket might contain different stocks, and the return based on a basket comprised of such stocks could result in a higher return on your units.

     The median analyst investment recommendation rating used to select the basket stocks may not accurately reflect the credit worthiness of the basket stock issuers. Analysts investment recommendation ratings on eligible companies, as published on IBES Summary database, are used to calculate the median analysts recommendation rating for such stocks and this is one of the metrics used by the basket sponsor to exclude stocks from the basket. The number of analysts issuing ratings on the basket stock issuers compiled by IBES Summary database varied and may have been as few as one, depending on the stock. As a result, the metrics used by the several analysts in rating a particular basket stock issuer may also vary. This variance may increase the impact of an individual analyst’s rating that does not accurately predict the credit risk for a particular basket stock issuer. In cases where few analysts cover a particular security, the rating of one analyst may distort the median investment recommendation rating. Further, analyst ratings may be updated infrequently, and may not represent the analyst’s current opinion regarding the stock. Where a limited number of ratings were provided as to any basket stock, the ratings provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that stock from the basket.

     Past stock performance is no guide to future performance. You cannot predict the future prices of the portfolio stocks based on their historical fluctuations. The actual prices of the portfolio stocks over the life of the units may bear little or no relation to the historical closing prices of the portfolio. We cannot predict the future performance of the portfolio stocks.

     You have no shareholder rights or rights to receive shares of the portfolio stocks. Investing in your units will not make you a holder of any of the portfolio stocks. Neither you nor any other holder or owner of your units will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to such stocks. Your units will be paid in cash, and you will have no right to receive delivery of any such stocks.

     The performance of the portfolio may diverge from the performance of the basket. The basket may be subject to reconstitution and reweighting from time to time, but the portfolio will not be reconstituted, reweighted or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio will therefore diverge from the performance of the basket.

     Mid-cap risk. Stocks of mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The trust may keep cash on hand to meet repurchase requests. As a result, the trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     Legislation/litigation. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

     The Sponsor does not actively manage the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed. The value of your investment may fall over time.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Liquidity risk. A unitholder may be subject to liquidity risk if the Sponsor does not maintain a secondary market; however, a unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee.

     See “Investment Risks” in Part B of the prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	March 10, 2014

Termination date	June 9, 2015

Distribution date	25th day of
March, June, September and December (commencing on June 25, 2014, if any)

Record date	10th day of
March, June, September and December (commencing on June 10, 2014, if any)

Evaluation Time	As of the close of trading of

the New York Stock Exchange (normally 4:00 p.m.
Eastern Time). (However, on the first day units are
sold the Evaluation Time will be as of the close of
trading on the New York Stock Exchange or the time
the registration statement filed with the Securities
and Exchange Commission becomes effective, if later.)

CUSIP Numbers
Standard Accounts
Cash Distributions	45326U147
Reinvest Distributions	45326U154
Fee Based Accounts
Cash Distributions	45326U162
Reinvest Distributions	45326U170

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	71.41%
Mid-Capitalization	28.59%

Approximate
Sector	Portfolio Percentage
Consumer Discretionary	10.08%
Consumer Staples	12.99%
Energy	9.25%
Financials	22.60%
Health Care	12.88%
Industrials	11.60%
Information Technology	3.31%
Materials	8.05%
Telecommunication Services	5.22%
Utilities	4.02%

Approximate
Country	Portfolio Percentage
Austria	5.57%
Belgium	1.63%
Britain	33.31%
Finland	0.90%
France	10.56%
Germany	14.24%
Italy	1.62%
Jersey	1.27%
Netherlands	6.17%
Norway	1.74%
Spain	3.35%
Sweden	5.13%
Switzerland	14.51%

Minimum investment	$1,000/100 units
IRA	250/25

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Incapital Unit Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of the Prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295

Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	1.259	0.1259
Total	1.459%	$0.1459

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing June 2014 and ending August 2014 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.
4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time. If the public offering price exceeds $10.00 per unit, the creation and development fee will be less than 0.50% of the public offering price; if the public offering price is less than $10.00 per unit, the creation and development fee will exceed 0.50% of the public offering price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder’s initial investment.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $20,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$ 521
3 years	1,361
5 years	2,211
10 years	4,380

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of the Prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

  reinvest distributions in additional units of the Trust at no fee, or receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.01% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.01% of the net asset value of the Trust.

     In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee, the Bank of New York Mellon. See “Buying Units” and “Selling Units” in Part B of the Prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through The Bank of New York Mellon, which serves as the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

BASKET SPONSOR’S DISCLAIMERS

     The portfolio is not sponsored, endorsed, sold or promoted by the basket sponsor. The basket sponsor makes no representation or warranty, express or implied, regarding (i) the advisability of investing in the portfolio; (ii) the ability of the portfolio to track the basket performance; or (iii) the reliability and accuracy of the information calculated by the data providers. The basket sponsor’s only relationship to the Sponsor in connection with the Trust is the grant of a license for the basket and the payment of start-up costs and expenses, which is composed and calculated by the basket sponsor, or its agent, without regard to the Sponsor or the portfolio. While the basket sponsor has identified the securities for selection in the basket, the basket sponsor has no obligation, involvement or liability in connection with the selection, administration, marketing or trading of the portfolio. The Sponsor or its affiliates and the basket sponsor have other business relationships which include the basket sponsor providing investment products, such as structured notes, structured bank certificates of deposit and insurance products, for distribution by the Sponsor to its clients. In addition, as of the date of this prospectus, Goldman Sachs holds a minority, non-voting membership interest in the parent company of Incapital LLC.

     The basket sponsor is not responsible for any investment decisions, damages or other losses resulting from use of the portfolio or any information provided in conjunction with it. The basket sponsor does not guarantee the accuracy, completeness or timeliness of the portfolio methodology or any portion of it and will not be liable for any errors, omissions or interruptions arising from its use. The basket sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the portfolio methodology or any portion of it. The basket sponsor is not affiliated with the Sponsor.

     The MSCI Europe Index was used by the basket sponsor as the reference universe for selection of the companies included in the Goldman Sachs Europe High Sustainable Dividend Basket. MSCI does not in any way sponsor, support, promote or endorse the Goldman Sachs Europe High Sustainable Dividend Basket. MSCI was not and is not involved in any way in the creation, calculation, maintenance or review of the Goldman Sachs Europe High Sustainable Dividend Basket. The MSCI Europe Index was provided on an “as is” basis. MSCI, each of its affiliates and each other person involved in or related to compiling, computing or creating the MSCI Europe Index (collectively, the “MSCI Parties”) expressly disclaim all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non-infringement, merchantability and fitness for a particular purpose). Without limiting any of the foregoing, in no event shall any MSCI Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost profits) or any other damages in connection with the MSCI Europe Index or the Goldman Sachs Europe High Sustainable Dividend Basket.

NORTH AMERICAN
DIVIDEND BUILDERS
PORTFOLIO, 1Q 2014

INVESTMENT OBJECTIVE

     The North American Dividend Builders Trust seeks to provide capital appreciation with the potential to receive dividend income by investing in securities.

PRINCIPAL INVESTMENT STRATEGY

     Under normal circumstances, the Trust will invest at least 80% of the value of its net assets (plus borrowings, if any) in securities of issuers tied economically to North America. The Trust seeks to achieve its objective by investing in a portfolio of securities that the Sponsor believes have high and sustainable expected dividend or income yields. The portfolio seeks to substantially replicate the Goldman Sachs North American Dividend Builders Basket (the “basket”) as of February 24, 2014, which identifies and includes, in the manner described below, 75 publicly-traded and sector-weighted securities of issuers economically tied to either the United States or Canada (each, an “included country” and together, the “included countries”), selected from the S&P 500 Index (the “U.S. index”) and the S&P/TSX Composite Index (the “Canada index”, and each of the U.S. index and the Canada index, are the “included index”). The Trust may hold small-, mid- and large-cap securities. The Sponsor believes that selection of securities in accordance with this methodology, which is systematic and objective, will provide the Trust with the opportunity to meet its investment objective.

TRUST PORTFOLIO
INCAPITAL UNIT TRUST, SERIES 43
NORTH AMERICAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: 100.00%
		Consumer Discretionary: 10.07%
24	COH	Coach, Inc.	0.92%	$ 48.82	$ 1,172
74	F	Ford Motor Company	0.91	15.62	1,156
14	GPC	Genuine Parts Company	0.96	87.48	1,225
38	HRB	H&R Block, Inc.	0.91	30.39	1,155
73	IGT	International Game Technology	0.90	15.72	1,148
13	MCD	McDonald's Corporation	0.98	95.50	1,242
16	OMC	Omnicom Group Inc.	0.95	75.50	1,208
14	HD	The Home Depot, Inc.	0.91	82.55	1,156
64	TRI CT	Thomson Reuters Corporation (4)	1.72	34.15	2,186
15	YUM	Yum! Brands, Inc.	0.91	77.16	1,157
		Consumer Staples: 7.36%
18	WN CT	George Weston Limited (4)	1.04	73.47	1,323
38	LO	Lorillard, Inc.	1.58	52.99	2,014
25	PM	Philip Morris International Inc.	1.58	80.34	2,009
23	CLX	The Clorox Company	1.56	86.44	1,988
26	PG	The Procter & Gamble Company	1.60	78.38	2,038
		Energy: 15.04%
23	XOM	Exxon Mobil Corporation	1.72	94.99	2,185
58	GEI CT	Gibson Energy Inc. (4)	1.17	25.54	1,481
49	HSE CT	Husky Energy Inc. (4)	1.19	30.79	1,509
24	MPC	Marathon Petroleum Corporation	1.70	90.00	2,160
60	MTL CT	Mullen Group Ltd. (4)	1.16	24.59	1,475
22	OXY	Occidental Petroleum Corporation	1.68	97.13	2,137
75	PKI CT	Parkland Fuel Corporation (4)	1.17	19.79	1,484
28	PSX	Phillips 66	1.72	78.08	2,186
37	SCL CT	ShawCor Ltd. (4)	1.19	40.79	1,509
45	SU CT	Suncor Energy, Inc. (4)	1.18	33.31	1,499
146	TDG CT	Trinidad Drilling Ltd. (4)	1.16	10.07	1,470
		Financials: 21.81%
91	AP-U CT	Allied Properties Real Estate
		Investment Trust (4)	2.19	30.64	2,788
43	BBT	BB&T Corporation	1.33	39.18	1,685
6	BLK	BlackRock, Inc.	1.47	310.79	1,865
35	CINF	Cincinnati Financial Corporation	1.32	47.84	1,674
82	MIC CT	Genworth MI Canada Inc. (4)	2.24	34.65	2,841
103	GWO CT	Great-West Lifeco Inc. (4)	2.21	27.26	2,808

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 43
NORTH AMERICAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014
			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Financials: (continued)
169	HBAN	Huntington Bancshares Incorporated	1.30%	$ 9.80	$ 1,656
49	IVZ	Invesco Ltd. (3)	1.33	34.52	1,691
69	LB CT	Laurentian Bank of Canada (4)	2.23	41.14	2,839
20	PNC	PNC Financial Services Group, Inc.	1.32	83.98	1,680
90	PWF CT	Power Financial Corporation (4)	2.23	31.46	2,831
35	WFC	Wells Fargo & Company	1.32	47.95	1,678
56	WY	Weyerhaeuser Company	1.32	29.79	1,668
		Health Care: 10.35%
46	ABBV	AbbVie Inc.	1.86	51.46	2,367
34	CCT CT	Catamaran Corporation (4) (5)	1.19	44.34	1,508
40	LLY	Eli Lilly and Company	1.84	58.59	2,344
25	JNJ	Johnson & Johnson	1.84	93.32	2,333
40	MRK	Merck & Co., Inc.	1.81	57.47	2,299
71	PFE	Pfizer Inc.	1.81	32.43	2,303
		Industrials: 9.86%
12	MMM	3M Co.	1.27	134.11	1,609
29	CHRW	C.H. Robinson Worldwide, Inc.	1.19	52.27	1,516
52	CSX	CSX Corporation	1.18	28.87	1,501
23	EMR	Emerson Electric Co.	1.19	65.60	1,509
22	MDA CT	MacDonald, Dettwiler and
		Associates Ltd. (4)	1.31	75.92	1,670
15	RTN	Raytheon Company	1.20	101.27	1,519
73	RBA CT	Ritchie Bros. Auctioneers Incorporated (4)	1.28	22.33	1,630
16	UPS	United Parcel Service, Inc.	1.24	98.22	1,572
		Information Technology: 13.07%
27	ACN	Accenture PLC (3)	1.78	83.93	2,266
29	ADP	Automatic Data Processing, Inc.	1.79	78.56	2,278
68	CA	CA, Inc.	1.76	32.93	2,239
104	CSCO	Cisco Systems, Inc.	1.78	21.73	2,260
34	KLAC	KLA-Tencor Corporation	1.79	66.85	2,273
60	MSFT	Microsoft Corporation	1.79	37.90	2,274
16	OTC CT	Open Text Corporation (4)	0.63	50.31	805
108	SYMC	Symantec Corporation	1.75	20.59	2,224
		Materials: 6.75%
15	DD	E.I. du Pont de Nemours and Company	0.79	67.24	1,009
20	IP	International Paper Company	0.76	48.15	963

TRUST PORTFOLIO (continued)
INCAPITAL UNIT TRUST, SERIES 43
NORTH AMERICAN DIVIDEND BUILDERS PORTFOLIO, 1Q 2014
AS OF THE TRUST INCEPTION DATE, MARCH 10, 2014

			Percentage	Market
			of Aggregate	Value	Cost of
Number of			Offering	per	Securities
Shares	Ticker	Issuer	Price	Share (1)	to Trust (2)
		COMMON STOCKS: (continued)
		Materials: (continued)
16	MX CT	Methanex Corporation (4)	0.89%	$ 71.07	$ 1,137
41	NBD CT	Norbord Inc. (4)	0.88	27.42	1,124
33	POT CT	Potash Corporation of
		Saskatchewan Inc. (4)	0.90	34.72	1,146
49	THO CT	Tahoe Resources Inc. (4) (5)	0.88	22.85	1,120
50	TCK/B CT	Teck Resources Ltd. (4)	0.87	22.04	1,102
20	DOW	The Dow Chemical Company	0.78	49.51	990
		Telecommunication Services: 3.04%
56	T	AT&T Inc.	1.43	32.54	1,822
52	RCI/B CT	Rogers Communications, Inc. (4)	1.61	39.35	2,046
		Utilities: 2.65%
18	AEP	American Electric Power
		Company, Inc.	0.70	49.33	888
14	ETR	Entergy Corporation	0.69	62.56	876
51	TE	TECO Energy, Inc.	0.66	16.34	833
66	TA CT	TransAlta Corporation (4)	0.60	11.57	764
					$ 127,095

Notes to Portfolio

1	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
2	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $127,197 and $(102), respectively.
3	This is a security issued by a foreign company that trades directly on a U.S. exchange.
4	This is a foreign security that trades on a foreign exchange.
5	Non-Income producing security.

THE GOLDMAN SACHS NORTH AMERICAN DIVIDEND BUILDERS BASKET

      The basket aims to identify securities of issuers with high and sustainable expected dividend or income yields, focusing on issuers with positive forecasted stock dividend or income payout growth. The basket is comprised of 75 publicly-traded and sector-weighted securities of issuers economically tied to either the United States or Canada with high expected dividend or income yields selected from the 10 sectors of the Global Industry Classification Standards (GICS) developed by MSCI, Inc. (“MSCI”) and Standard and Poor’s (“S&P”). Of the 75 securities, 50 were selected from the U.S. index and 25 were selected from the Canada index. As of February 24, 2014, the market capitalization range of these 75 securities was approximately $1.3 billion to $410 billion. The U.S. index is composed of the stocks of 500 large capitalization companies in leading industries of the U.S. economy, capturing approximately 75% coverage of U.S. equities. The Canada index includes equity securities of companies domiciled in Canada and income trust units issued by income trusts domiciled in Canada, however, the Trust does not hold any income trusts. The Canada index is an indicator of market activity for Canadian equity markets and covers approximately 95% of the Canadian equities market. Please note, there can be no assurance that the securities selected will have high dividend or income yields or will have positive performance.

     The following diagram broadly outlines the security selection process for the basket. For a more detailed step-by-step methodology see “Selection of the Basket Components” below.

Eligible Stock Universe

The initial eligible universe of stocks comprised all the stocks in the U.S. index and the Canada index.

Filters to Obtain Stocks with High and Expected Sustainable Dividends

Size & Liquidity Filter

- Stocks of companies with a price history of less than six calendar months were excluded from basket.
- Stocks of companies with a published 1-month median daily trading volume of less than the equivalent of USD 2.5 million were excluded from basket.
- Stocks of companies with market capitalization of less than the equivalent of USD 500 million were excluded from basket.

Forecasted Dividend Payout Ratio Filter

- Stocks of companies where the ratio of forecasted current year dividend payout relative to forecasted earnings per share ("dividend payout ratio") was negative or greater than 70% were excluded from the basket.

Free Cash Flow Cover Filter

Debt to EBITDA Filter

Forecasted Dividend Growth Filter

- Stocks of companies with a forecasted first period dividend growth rate, or forecasted second period dividend growth rate below 0% were excluded from the basket.

Credit Default Swap Filter

Analyst Rating Filter

- Stocks of companies with an "Underperform" or "Sell" median analyst investment recommendation rating were excluded from the basket.
- Stocks of companies for which there were no analyst investment recommendation ratings were not excluded from the basket.

In the event the number of companies eligible for inclusion for any sector is fewer than two times the number of required companies per country, the criteria will be simultaneously and iteratively relaxed for each sector and country until the number of companies eligible for inclusion is at least twice the number of companies prescribed per country and all companies have an expected dividend yield greater than zero.

Sector Weights & Basket Allocation

A basket of 50 stocks from the US Index and 25 from the Canada index was constructed to approximate weights that were sector neutral relative to the index.

1. The number of companies chosen for inclusion in the basket for each sector was set at 50 for the US index and 25 for the Canada index through an iterative process, with at least one company representing each sector.
2. The stocks were then equally weighted within their corresponding sector such that the total weight for the sector in the basket was equal to the total weight for that same sector in the index.
3. The stocks from each country were then ranked from highest to lowest by expected dividend yield within their respective sector and then selected for inclusion up to the required number of companies.

Relaxation of Criteria to Achieve Minimum Number of Eligible Companies by Country and Sector and to Include Only Companies with Expected Dividend Yield Greater than Zero

     Selection of the Basket Components. The basket was determined by The Goldman Sachs Group, Inc. (together with any of its affiliates, the “basket sponsor”) in accordance with the selection methods described below. The basket components were determined by applying the following steps based on data as of February 24, 2014 (the “observation date”):

     Step One – Identification of Initially Eligible Securities. The securities initially eligible for inclusion in the basket comprised the securities of all of the issuers included in the U.S. index and Canada index.

     Step Two – Exclusion of Smaller, Less Liquid Issuers. The securities of eligible issuers with a price history of less than six calendar months, as published by Bloomberg on their respective reference exchange (as defined below), were excluded from the basket. Similarly, the securities of eligible issuers with a published one-month median daily trading volume (“MDTV”) on their reference exchange, as indicated on Bloomberg, of less than USD 2.5 million were excluded from the basket. In addition, the securities of eligible issuers with a market capitalization of less than USD 500 million were also excluded from the basket. For securities denominated in Canadian dollars (“CAD”), their MDTV or market capitalization, as applicable, was converted to U.S. dollars (“USD”) using the local CAD/USD exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date.

     Step Three – Exclusion of Issuers With Negative Forecasted Current Year Stock Dividend or Income Payout or High Forecasted Current Year Stock Dividend or Income Payout Relative to Forecasted Current Year Earnings. All remaining eligible securities with a forecasted current year dividend or income payout ratio that was either negative or greater than 70% were excluded from the basket. The forecasted current year dividend or income payout ratio was calculated as the forecasted dividend payout per share for the current fiscal year divided by forecasted earnings per share for the current fiscal year, in each case as published in the IBES Summary database.

     Step Four – Exclusion of Issuers With Inadequate Free Cash Flow Cover for the Most Recent Available Fiscal Years. The remaining securities of eligible issuers with a realized free cash flow cover of less than 50% for the most recent available fiscal year were excluded from the basket. The securities of eligible issuers with a projected free cash flow cover of less than 75% for the fiscal year immediately following the most recent realized fiscal year were also excluded from the basket. Free cash flow cover was calculated by subtracting the capital expenditure per share from the cash flow from operations per share and dividing the result by the dividends per share, in each case using realized and projected data as published in the IBES Summary database.

     Step Five – Exclusion of Issuers With Negative Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and High Net Debt to EBITDA Ratios. All remaining securities with negative EBITDA, as published in the IBES Summary database, are excluded from the basket. Additionally, the securities of remaining eligible issuers with a net debt to EBITDA ratio above the 75th percentile in the distribution of net debt to EBITDA ratio across all issuers with non-negative EBITDA within each sector for each included country, were excluded from the basket. The net debt to EBITDA ratio was calculated for each issuer by dividing the net debt by EBITDA, each as published in the IBES Summary database. The securities of issuers for which data was unavailable to calculate a net debt to EBITDA ratio were excluded from the calculation of the relevant sector 75th percentile, but remained eligible for inclusion in the basket.

     Step Six – Exclusion of Issuers With Negative Forecasted Dividend or Income Growth Rates. The securities of remaining eligible issuers with a forecasted dividend or income growth rate below 0% for either the 12-month period from March 1, 2014 to February 28, 2015 (the “first period”) or the 12-month period from March 1, 2015 to February 29, 2016 (the “second period”) were excluded from the basket.

     The forecasted dividend or income growth rate for the first period was calculated by dividing the forecasted dividend payout per share for the first period (the “first period payout”) by the forecasted dividend payout per share for the trailing 12-month period from March 1, 2013 to February 28, 2014 (the “prior period payout”), subtracting one from the result and expressing the result as a percentage. Similarly, the forecasted dividend or income growth rate for the second period was calculated by dividing the forecasted dividend payout per share for the second period (the “second period payout”) by the first period payout, subtracting one from the result and then expressing the result as a percentage. In each case the data used is taken from the IBES Summary database. The securities of remaining eligible issuers for which either dividend or income growth rate measure was below 0% were excluded from the basket. Additionally, the securities of remaining eligible issuers for which no first period payout is available were excluded from the basket.

     Because the dividend payout per share data provided by the IBES Summary database is broken out by fiscal year for each remaining eligible issuer, an eligible issuer may have a fiscal year that differs from that of another eligible issuer. Additionally, because each of the specified 12-month periods can span more than one fiscal year for any eligible issuer, the forecasted dividend payout per share for each specified 12-month period was calculated on a pro-rated basis for each eligible issuer.

     The realized or forecasted dividend payout per share for each eligible issuer for any month during any specified period was determined, in all cases as published in the IBES Summary database, as follows:

  for months that fall in the fiscal year immediately preceding the current fiscal year of such issuer, by reference to realized dividend payout per share data for such immediately preceding fiscal year;

  for months that fall in the current fiscal year of such issuer, by reference to the forecasted dividend payout per share data for such current fiscal year; and

  for months that fall in the fiscal years following the current fiscal year of such issuer, by reference to the forecasted dividend payout per share data for such fiscal years.

     For illustration purposes of the calculations of Step Six, please see the example below:

Assumptions:

ABC Issuer
Fiscal Year Ends December 31
Observation Date: June 2012

Realized dividend payment
per share for the fiscal
year ended December 31, 2011	$12.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2012	$13.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2013	$14.00

Forecasted dividend payment
per share for fiscal year
ending December 31, 2014	$15.00

Calculation of Specified Period Payouts
and Forecasted Dividend or Income Growth:

     Prior period payout = ($12/12x6) + ($13/12x6) = $12.50

     First period payout = ($13/12x6) + ($14/12x6) = $13.50

     Second period payout = ($14/12x6) + ($15/12x6) = $14.50

     Forecasted dividend or income growth for first period = (13.50/12.50) – 1 = 0.08 = 8%

     Forecasted dividend income growth for second period = (14.50/13.50) – 1 =0.074 = 7.4%

     Step Seven – Exclusion of Issuers With Elevated Credit Default Swap Levels. The securities of remaining eligible issuers with a composite spread for a five-year senior credit default swap as reported by Markit on the observation date of more than two times the on-the-run Markit CDX North America Investment Grade Index composite spread were excluded from the basket. Issuers for which there was no five-year senior credit default swap composite spreads remained eligible for inclusion in the basket. As used herein, “on-the-run” means the most recent composite spread of a specified tenor.

     Step Eight – Exclusion of Issuers With an “Underperform” or “Sell” Median Analyst Investment Recommendation Rating. The securities of remaining eligible issuers with an “underperform” or “sell” median analyst investment recommendation rating, as published in the IBES Summary database, were excluded from the basket. Any securities of remaining eligible issuers for which there were no analyst investment recommendation ratings published in the IBES Summary database remained eligible for inclusion in the basket.

     Step Nine – Sector Weights. The number of issuers to be included in the basket for each sector was set at 50 for companies from the U.S. index and 25 for issuers from the Canada index. The securities of those issuers were then equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the index for that same sector. The number of issuers to be allocated to each sector for each included index was calculated by applying the following steps in the following order:

     (i) For each sector, one issuer from each included index was included in the basket;

     (ii) The number of issuers to be included in the basket for each sector for each included index was increased by successively adding one to each sector for the basket for each included index, adding always first from the sector for an included index with the lowest ratio of sector securities in the basket relative to sector securities in such included index, until the total number of companies in the basket selected from the U.S. index reached 50 and the total number of issuers in the basket selected from the Canada index reached 25; and

     (iii) In the event the basket does not reach the required 50 companies from the U.S. index and 25 issuers from the Canada index, the number of issuers in each sector for each included index is further increased in the following manner: if there is more than one sector for a given included index with the lowest ratio of sector securities in the basket relative to sector securities in such included index, one is added to the number of issuers for whichever such sector for such included index, assuming all the issuers are equally weighted within each respective sector for such included index, the percentage weighting per issuer is the highest, and then successively thereafter.

     Step Ten – Relaxation of Criteria to Achieve Minimum Number of Eligible Issuers by Sector. In the event the number of remaining issuers eligible for inclusion in the basket for any sector for each included index is fewer than two times the number of issuers required for that sector for each included index as specified in Step Nine, the criteria for all the following steps for each included index will be simultaneously and iteratively relaxed until the number of issuers eligible for inclusion in the basket for any sector is at least twice the number of issuers required for that sector for each included index as specified in Step Nine:

  In Step Three, the maximum threshold for forecasted current year dividend or income payout ratio for the securities of each eligible issuer is increased from 70% to 80%, and by increments of 10% thereafter.

  In Step Four, the minimum requirement for realized free cash flow cover for the most recently available fiscal year for each eligible issuer is reduced from 50% to 40% and by increments of 10% thereafter and the minimum requirement for projected free cash flow cover for the fiscal year immediately following the most recent realized fiscal year for each eligible issuer is reduced from 75% to 65% and by increments of 10% thereafter.

  In Step Five, the maximum percentile threshold for non-negative net debt to EBITDA ratio for each eligible issuer is increased from the 75th percentile in distribution to the 80th percentile in distribution and by increments of 5 percentile points in distribution thereafter. Once the criteria is relaxed to 100% of the distribution, all issuers with negative net debt to EBITDA ratio are eligible for inclusion in the basket.

  In Step Six the minimum required forecasted dividend or income growth rate for each eligible issuer is reduced from 0% to -5% and by increments of 5% thereafter.

  In Step Seven, the maximum permissible multiple of composite spread for a five-year senior credit default swap for each eligible issuer relative to the on-the-run Markit CDX
  North America Investment Grade Index composite spread is increased from 2 times to 2.5 times and by increments of 0.5 times thereafter.

     Step Eleven – Basket Allocation. The issuers remaining eligible for inclusion in the basket within each sector for each included index were ranked from highest to lowest based on their expected dividend or income yield. The expected dividend or income yield was calculated for each remaining eligible security by dividing the first period payout, as defined in Step Six and using data as published in the IBES Summary database, by the security price as of the observation date, as published by Bloomberg. For securities denominated in CAD, the first period payout and security price, as applicable, in local currency was converted to USD using the local CAD/USD exchange rate based on the mid-closing exchange rate, as published by WM Company on Thomson Reuters Eikon at 4:00 P.M. New York time on the observation date. The securities of the highest-ranked issuers within each sector for each included index were selected for inclusion in the basket up to the required number of securities for each sector for each included index as determined pursuant to Step Nine. If for a given sector for a particular included index the resulting security selection would include a security with an expected dividend or income yield equal to zero, the criteria for Steps Three through Seven will be relaxed iteratively pursuant to Step Ten until all the securities to be included for the sector have an expected dividend or income yield greater than zero or until further relaxation of the criteria does not yield any change in the basket composition.

     Financial Data and Values. The underlying financial data and values used by the basket sponsor to calculate the basket were calculated or published by Bloomberg, WM Company, IBES Summary database, Markit and Thomson Reuters Eikon (collectively, the “data providers”), each as described above and obtained by the basket sponsor without independent verification and are as of the observation date, unless otherwise stated herein. Some of these values are non-GAAP financial measures and are computed by the data providers using their own specifications. Other financial data providers may compute these values differently. The basket sponsor makes no representation or warranty, express or implied, regarding the reliability and accuracy of the information obtained from the data providers or drawn from other sources.

     Reference Exchange. The “reference exchange” is the corresponding stock exchange as specified by the sponsor of the index in the list of stock exchanges and trading systems, as specified by the index sponsor.

Portfolio and Portfolio Methodology

     The portfolio consists of the securities of issuers included in the basket on the observation date; however, the Sponsor may substitute shares of a company’s stock on its relevant exchange for depositary receipts representing the common stock of such company. On the date of deposit, the securities included in the portfolio are generally equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the corresponding index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent security. This lag provides sufficient time before the date of deposit to screen for any liquidity or regulatory issues in regards to the securities selection. At the time of purchase, the securities in the basket, and therefore the portfolio, may no longer be weighted as they were on the observation date on a market capitalization basis because of market price movements of the securities.

     The basket may be subject to rebalancing from time to time, but the portfolio will not be rebalanced or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio may diverge from the performance of the basket. In the event of any inadvertent discrepancy in the constituents resulting from the application of the basket methodology as described in this prospectus and the portfolio constituents disclosed in this prospectus, the portfolio constituents will remain as disclosed in this prospectus.

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected. This can happen for reasons such as the following:

     Price volatility. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the Trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer.

     The method used to select the portfolio may be flawed and will not necessarily have a positive return. The selection method used by the basket sponsor to determine the basket securities may not result in the selection of securities having a positive return. The measures of forecasted security dividend or income payouts, forecasted dividend or income growth, high net debt to EBITDA ratio and free cash flow cover may not accurately capture the risks they seek to reflect and individually and collectively may not actually result in the selection of securities that will perform better than a basket of securities selected by other methods or by one selected using only one or a limited number of the selection criteria used by the basket sponsor. A portfolio that is selected using different financial ratios, variables or methodologies as one of its selection criteria may outperform, perhaps substantially, a portfolio selected using the basket as calculated by the basket sponsor.

     The portfolio was selected on the basis of data as of a given date and used values that can be calculated differently. The securities of the issuers comprising the portfolio were selected based on the basket, which was determined by the basket sponsor on the observation date and market capitalization weighted as of the observation date, based on the publicly available data for each constituent issuer as of those dates. If the basket had been calculated on any date other than the observation date, the basket, and therefore the portfolio, likely would contain different securities from those included in the basket. In addition, because the basket was selected on the observation date, the financial data used in the selection is now stale. An issuer that had a high expected dividend or income yield at the time the basket was selected may now have a much lower expected dividend or income yield depending on its most recent financial results. As a result, there can be no assurance that the portfolio will perform as well as one selected using current financial data. In addition, the values obtained by the basket sponsor from the data providers can be calculated in different ways and may be subject to judgments made by the third party data vendor that another data vendor may have made differently. As a result, the portfolio may not perform as well as one selected using a different data source or a different formulation for calculating the values on which the basket is based.

     Each portfolio component will be subject to various business and market risks. Each issuer of a portfolio component is subject to various business and market risks that may adversely affect the reference asset’s value. The prices of the underlying securities may be volatile, subject to currency exchange rates and cannot be predicted. In addition, the securities, and therefore the units, are subject to the Canadian and United States equity market risks, as applicable, and to economic, financial, political, regulatory, legal and other events that affect the equity markets. You should familiarize yourself with the business and market risks faced by the issuers and consider those risks, along with the risks described in this prospectus, in considering whether to invest in the units.

     The securities in the portfolio may not be weighted in the same manner as the basket. The basket securities were equally weighted within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the corresponding index for that same sector as of the observation date. The portfolio was approximately purchased in an amount that reflected the number of shares used by the basket sponsor to equally weight within their corresponding sector, such that the total weight for that sector in the basket was equal to the total weight in the corresponding index for that same sector as of the observation date, subject to rounding to the nearest whole share for any constituent security. The portfolio securities could not be purchased in the precise amounts used in the baskets because of the rounding restrictions described above. Further, the Sponsor retains the ability to remove stocks selected for inclusion in the portfolio. Generally speaking, this would only occur if there was a material negative credit event, or significant liquidity concerns, as set forth in the Trust Agreement. Consequently, while the portfolio will generally be representative of the basket stocks, holdings in the portfolio may diverge from the holdings in the basket and the portfolio may not perform in the same manner as the basket, and it may perform adversely as compared to the basket over time as a result of these potential differences.

     The portfolio, the basket and the index from which the basket securities and the portfolio securities are selected are different and the performance of the basket and the portfolio will diverge from the performance of the included indexes. The securities that comprise the basket and the portfolio are chosen using a methodology to select 50 stocks from among the stocks that comprise the U.S index and 25 securities from among the securities that comprise the Canada index. The portfolio will hold only a relatively small number of the securities included in each included index and the weightings of the securities that comprise the basket and the portfolio will be different from the weightings of the securities in the respective included index. Therefore, the performance of the basket and the performance of the portfolio likely will not track the performance of the included indexes, and consequently, the return on the units will not be the same as investing directly in the included indexes or in the securities underlying the included indexes, and will not be the same as investing in units with returns linked to the performance of the indexes.

     An investment in the units will be subject to risks associated with foreign securities markets. Investments in foreign securities involve particular risks. The foreign securities markets whose securities comprise the basket may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Although a portion of the portfolio securities are listed for trading on the Toronto Stock Exchange, there is no assurance that an active trading market will continue for such portfolio securities or that there will be liquidity in the trading market. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign issuers, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign issuers than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign issuers are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

     Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign issuers or investments in foreign securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

     The portfolio securities are also subject to currency risk, which means that the value of the securities may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons, such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     In addition, the portfolio securities are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities markets is, the greater the likelihood of custody problems.

     The Trust is concentrated in securities issued by companies operating in Canada. Because certain of the securities in the Trust are issued by companies with a significant presence in Canada, the Trust is subject to Canadian country risk and may be particularly susceptible to changes in the political, diplomatic and economic conditions of Canada. The Canadian and U.S. economies are closely integrated. The United States is Canada’s largest trading partner and foreign investor. Canada is a major producer of forest products, metals, agricultural products and energy-related products, such as oil, gas and hydroelectricity. The Canadian economy is dependent on the demand for, and supply and price of, natural resources, and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. Continued demands by the Province of Quebec for sovereignty could significantly affect the Canadian market, particularly if such demands are met. A small number of sectors, including the materials sector, represent a large portion of the Canadian market. In addition, regulatory and tax developments in Canada could impact the U.S. tax treatment of securities of companies headquartered or incorporated in Canada and, consequently, units of the Trust.

     The forecasted dividend payouts per share used to select the basket securities are not objective and may not be reached. The basket sponsor used forecasted dividend payouts per share data as published in the IBES Summary database to calculate forecasted dividend or income growth, which is one of the metrics used to select the basket securities. The forecasted dividend payouts per share represent the forecasts of dividend payouts per share as submitted by stock research analysts to IBES Summary database. These forecasts represent the opinions of individual analysts and of their firms, which may include opinions submitted by Goldman, Sachs & Co. (an affiliate of the basket sponsor), or one or more of its affiliates, without any consideration for the value of the basket or the units. The forecasted dividend payouts per share are not reviewed for accuracy by IBES before their inclusion in the IBES Summary database, nor does IBES screen the quality of the analysts providing the forecasts. The opinions of the analysts are subjective and may not reflect the actual dividends paid per share for the forecasted periods. These opinions of individual analysts may have been based on assumptions involving incorrect or incomplete information and may not be an accurate prediction of the future performance of any basket security to which those opinions relate.

     Neither the relevant analysts nor the issuers of the relevant securities comprising the basket are under any obligation to correct incomplete or inaccurate estimates, except to the limited extent required by law. Estimates over a 12-month period or for periods further out in time from the observation date may be more likely to be inaccurate than shorter estimates, such as three-month estimates, or those for periods closer in time to the observation date. These factors may adversely affect the selection of the basket securities and, as a result, the return on your units. Neither the basket sponsor nor the Sponsor have independently verified any individual analyst’s opinion or the assumptions or calculations supporting that opinion.

     The forecasted dividend payouts per share used to select the basket securities may have been distorted due to the number of analysts providing such estimates for the data underlying the calculation, and the opinions of Goldman, Sachs & Co. or its affiliates may have had a substantial impact on the forecasted dividend payouts per share of one or more securities. The number of analysts submitting dividend or income forecasts on the basket securities that were used by the IBES Summary database to compile forecasted dividend payouts per share data and then used by the basket sponsor to calculate the dividend or income growth varied and may have been as few as one, depending on the security. As a result, the impact of an individual analyst’s opinion on the decision to include or exclude a security in the basket varied in each case depending on the total number of analyst opinions compiled for that basket security. This variance may increase the impact of an individual analyst’s opinion that is based on incorrect or incomplete information or of an individual analyst’s opinion that does not accurately predict future dividends or income if the total number of analyst opinions compiled for that security are relatively few. If the basket sponsor had used a different means of obtaining the forecasted dividend payouts per share, the basket securities may have been different from the basket securities set forth in this prospectus. In cases where few analysts cover a particular security, the opinion of one analyst may distort the average forecast. Further, analyst dividend or income forecasts may be updated infrequently, and may not represent the analyst’s current opinion regarding the security. Where a limited number of dividend or income forecasts were provided as to any basket security, the dividend or income estimates, if any, provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that security from the basket. Even where many dividend or income forecasts were provided as to any basket security, if the dividend or income forecasts of Goldman, Sachs & Co. or one or more of its affiliates influenced the dividend or income forecasts provided by other analysts, the dividend or income forecasts provided by Goldman, Sachs & Co. or its affiliates would have had a disproportionate influence on the dividend or income forecasts used to select the basket securities.

     You should not view the inclusion of any basket security in the basket as an investment recommendation with respect to that basket security or as an endorsement of any analyst’s opinion used in selecting any basket security by the basket sponsor, even if Goldman, Sachs & Co. or one or more of its affiliates submits dividend or income forecasts to the IBES Summary database as to any of the basket securities.

     Analysts’ forecasts are highly sensitive to market perceptions and can change daily. The basket securities were selected from among the securities that comprise the included indexes using certain financial metrics for those securities as of the observation date. Some of those metrics are based on data which utilize analysts’ dividend or income forecasts. Analysts’ forecasts are highly sensitive to market perceptions and can change daily. Analysts revise their dividend or income forecasts for securities constantly, even within a single trading day. In addition, issuers release information to the public at different times. Some issuers may provide some form of publicly available earnings guidance during a fiscal quarter; however, most issuers do not do so on a regular basis. Expected earnings is one factor taken into account in analysts’ estimates of future dividends or income. Analysts tend to update such forecasts for issuers after the relevant issuer releases periodic results. The timing of updates to analyst forecasts and the public dissemination of earnings can affect analyst forecasts and, as a result, the selection of the basket securities. Also, issuers may alter their actual dividend or income payouts based on factors unrelated to market variables, such as government regulations. If the basket securities had been selected using data on a different date, the resulting basket might contain different securities, and the return based on a basket comprised of such securities could result in a higher return on your units.

     The median analyst investment recommendation rating used to select the basket securities may not accurately reflect the credit worthiness of the basket security issuers. Analysts investment recommendation ratings on eligible issuers, as published in the IBES Summary database, are used to calculate the median analysts recommendation rating for such securities and this is one of the metrics used by the basket sponsor to exclude securities from the basket. The number of analysts issuing ratings on the basket security issuers compiled by IBES Summary database varied and may have been as few as one, depending on the security. As a result, the metrics used by the several analysts in rating a particular basket security issuer may also vary. This variance may increase the impact of an individual analyst’s rating that does not accurately predict the credit risk for a particular basket security issuer. In cases where few analysts cover a particular security, the rating of one analyst may distort the median investment recommendation rating. Further, analyst ratings may be updated infrequently, and may not represent the analyst’s current opinion regarding the security. Where a limited number of ratings were provided as to any basket security, the ratings provided by analysts employed by Goldman, Sachs & Co., or one or more of its affiliates may have had a significant impact on, or been determinative of, the inclusion or exclusion of that security from the basket.

     Past security performance is no guide to future performance. You cannot predict the future prices of the portfolio securities based on their historical fluctuations. The actual prices of the portfolio securities over the life of the units may bear little or no relation to the historical closing prices of the portfolio. We cannot predict the future performance of the portfolio securities.

     You have no shareholder rights or rights to receive shares of the portfolio securities. Investing in your units will not make you a holder of any of the portfolio securities. Neither you nor any other holder or owner of your units will have any voting rights, any right to receive dividends, income or other distributions or any other rights with respect to such securities. Your units will be paid in cash, and you will have no right to receive delivery of any such securities.

     The performance of the portfolio may diverge from the performance of the basket. The basket may be subject to reconstitution and reweighting from time to time, but the portfolio will not be reconstituted, reweighted or adjusted other than the adjustments described in “Trust Administration—Changes to Your Portfolio” in this prospectus. The performance of the portfolio will therefore diverge from the performance of the basket.

     An investment in the units will be subject to risks associated with the real estate market and real estate investment trusts (“REITs”). A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     Small- and mid-cap risk. Stocks of small- and mid-cap companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general. Small- and mid-cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. In addition, they may be more vulnerable to adverse general market or economic developments.

     Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     The trust may keep cash on hand to meet repurchase requests. As a result, the trust may not invest all of the proceeds that it receives from the sale of units in order to retain cash to meet repurchase obligations.

     Legislation/litigation. From time to time, various legislative or regulatory initiatives are proposed which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending, threatened or potential litigation will have on the value of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The value of your investment in the units may fall as a result of inflation.

     Dividend payment risk. An issuer of a security may be unable or unwilling to make dividend payments, which may decrease the value of your investment in the Trust.

     The Sponsor does not actively manage the portfolio. The Trust is a unit investment trust and, as a result, is not actively managed. Securities are only bought and sold in limited circumstances as described herein. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed. The value of your investment may fall over time.

     Investment strategy risk. The Trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the Trust’s investment strategy is designed to achieve the Trust’s investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

     Dilution risk. As the Sponsor sells units, the size of the Trust will increase. The Sponsor will seek to replicate the existing portfolio and when the Trust buys securities, it will pay brokerage or other acquisition fees. Existing unitholders could experience a dilution of their investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. The Sponsor cannot guarantee that the Trust will keep its present size and composition for any length of time.

     Liquidity risk. A unitholder may be subject to liquidity risk if the Sponsor does not maintain a secondary market; however, a unitholder who does not dispose of units in the secondary market may cause units to be redeemed by the Trustee.

     See “Investment Risks” in Part B of the prospectus for additional information.

ESSENTIAL INFORMATION
(AS OF THE INCEPTION DATE)

Public offering price
at inception	$10.00

Inception date	March 10, 2014

Termination date	June 9, 2015

Distribution date	25th day of
March, June, September
and December
(commencing on June 25, 2014,
if any)

Record date	10th day of
March, June, September
and December
(commencing on June 10, 2014,
if any)

Evaluation Time	As of the close of trading of
the New York Stock
Exchange (normally 4:00 p.m.
Eastern Time). (However, on
the first day units are sold the
Evaluation Time will be as of
the close of trading on the
New York Stock Exchange or
the time the registration
statement filed with the
Securities and Exchange
Commission becomes
effective, if later.)

CUSIP Numbers
Standard Accounts
Cash Distributions	45326U105
Reinvest Distributions	45326U113
Fee Based Accounts
Cash Distributions	45326U121
Reinvest Distributions	45326U139

Portfolio Diversification

Market	Approximate
Capitalization	Portfolio Percentage
Large-Capitalization	72.51%
Mid-Capitalization	22.05%
Small-Capitalization	5.44%

Approximate
Sector	Portfolio Percentage
Consumer Discretionary	10.07%
Consumer Staples	7.36%
Energy	15.04%
Financials	21.81%
Health Care	10.35%
Industrials	9.86%
Information Technology	13.07%
Materials	6.75%
Telecommunication Services	3.04%
Utilities	2.65%

Approximate
Country	Portfolio Percentage
Bermuda	1.33%
Canada	33.12%
Ireland	1.78%
United States	63.77%

Minimum investment	$1,000/100 units
IRA	250/25

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $10 public offering price. Actual expenses may vary. You may qualify for sales charge discounts if you and your family invest at least $50,000 in the Trust or in other Incapital Unit Trusts. More information about these and other discounts, including exchange or rollover discounts, is available from your financial advisor and in “Buying Units” in Part B of the Prospectus.

	Percentage
	of Public
	Offering	Amount Per
Investor Fees	Price (1)	Unit
Initial sales fee
paid on purchase (2)	1.00%	$0.100
Deferred sales fee (3)	1.45	0.145
Creation and
development fee (4)	0.50	0.050
Maximum sales fees
(including creation
and development fee)	2.95%	$0.295
Estimated organization
costs (5)	0.80%	$0.080

	Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price (1)	Unit
Trustee’s fee	0.105%	$0.0105
Supervisory fee	0.030	0.0030
Evaluator’s fee	0.030	0.0030
Bookkeeping and
administrative fee	0.035	0.0035
Estimated other Trust
operating expenses (6)	1.083	0.1083
Total	1.283%	$0.1283

1	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.
2	The initial sales fee provided above is based on the public offering price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (as described below), the percentage and dollar amount of the initial sales fee will vary as the public offering price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.
3	The deferred sales fee is a fixed dollar amount equaling $0.145 per unit. The deferred sales fee will be deducted in three monthly installments commencing June 2014 and ending August 2014 (approximately $0.0483 per unit on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be 2.95% of the public offering price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between 2.95% of the public offering price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of 2.95% of the Public Offering Price per unit.
4	The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $0.05 per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10.00 unit as of the Inception Date and the percentage amount will vary over time. If the public offering price exceeds $10.00 per unit, the creation and development fee will be less than 0.50% of the public offering price; if the public offering price is less than $10.00 per unit, the creation and development fee will exceed 0.50% of the public offering price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder’s initial investment.
5	The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period or after six months.
6	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $6,000,000. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

EXAMPLE

     This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the Trust’s operating expenses do not change and the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$ 503
3 years	1,311
5 years	2,130
10 years	4,235

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

TAXES

     Distributions from the Trust are generally subject to federal income taxes for U.S. investors. The distributions may also be subject to state and local taxes.

     For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met. Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

     See “Tax Status” in Part B of the Prospectus for further tax information.

DISTRIBUTIONS

     Holders of units will receive dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You may elect to:

  reinvest distributions in additional units of the Trust at no fee, or receive distributions in cash.

     You may change an election by contacting your financial professional or the trustee of the Trust (the “Trustee”). Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest any distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of the Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.01% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.01% of the net asset value of the Trust.

     In some cases, the Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

     Each unit of the Trust at the Inception Date represents the fractional undivided interest in the underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of the Trust for each distribution. Each year the Trustee will also provide an annual report on the Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the Trust, if available.

PURCHASE AND REDEMPTION OF UNITS

     You may purchase or redeem units of the Trust on any business day, which is any day the New York Stock Exchange is open for business. You may purchase or redeem units of the Trust through your financial advisor or other financial intermediary. Your financial intermediary can either redeem units through the Sponsor or the Trustee, the Bank of New York Mellon. See “Buying Units” and “Selling Units” in Part B of the Prospectus for more information.

     The Sponsor currently intends to repurchase units from unitholders who want to redeem their units. These redemptions will be at the redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason. If the Sponsor stops repurchasing units, a unitholder’s financial intermediary may dispose of units by redemption through The Bank of New York Mellon, which serves as the Trustee. The price received from the Trustee by the unitholder for units being redeemed is based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

     Until the earlier of six months after the Inception Date or the end of the initial offering period, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

BASKET SPONSOR’S DISCLAIMERS

     The portfolio is not sponsored, endorsed, sold or promoted by the basket sponsor. The basket sponsor makes no representation or warranty, express or implied, regarding (i) the advisability of investing in the portfolio; (ii) the ability of the portfolio to track the basket performance; or (iii) the reliability and accuracy of the information calculated by data providers. The basket sponsor’s only relationship to the Sponsor in connection with the Trust is the grant of a license for the basket and the payment of start-up costs and expenses, which is composed and calculated by the basket sponsor, or its agent, without regard to the Sponsor or the portfolio. While the basket sponsor has identified the securities for selection in the basket, the basket sponsor has no obligation, involvement or liability in connection with the selection, administration, marketing or trading of the portfolio. The Sponsor or its affiliates and the basket sponsor have other business relationships which include the basket sponsor providing investment products, such as structured notes, structured bank certificates of deposit and insurance products, for distribution by the Sponsor to its clients. In addition, as of the date of this prospectus, Goldman Sachs holds a minority, non-voting membership interest in the parent company of Incapital LLC.

     The basket sponsor is not responsible for any investment decisions, damages or other losses resulting from use of the portfolio or any information provided in conjunction with it. The basket sponsor does not guarantee the accuracy, completeness or timeliness of the portfolio methodology or any portion of it and will not be liable for any errors, omissions or interruptions arising from its use. The basket sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the portfolio methodology or any portion of it. The basket sponsor is not affiliated with the Sponsor.

     The U.S. index and the Canada index were used by the basket sponsor as the reference universe for selection of the issuers included in the Goldman Sachs North American Dividend Builders Basket. S&P does not in any way sponsor, support, promote or endorse the Goldman Sachs North American Dividend Builders Basket. S&P was not and is not involved in any way in the creation, calculation, maintenance or review of the Goldman Sachs North American Dividend Builders Basket. The U.S. index and the Canada index were each provided on an “as is” basis. S&P, each of its affiliates and each other person involved in or related to compiling, computing or creating each of the U.S. index and the Canada index (collectively, the “S&P Parties”) expressly disclaim all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non-infringement, merchantability and fitness for a particular purpose). Without limiting any of the foregoing, in no event shall any S&P Party have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost profits) or any other damages in connection with the U.S. index, the Canada index or the Goldman Sachs North American Dividend Builders Basket.

Report of Independent Registered Public Accounting Firm

Unitholders
Incapital Unit Trust, Series 43

     We have audited the accompanying statements of financial condition, including the Trust portfolios set forth on pages 3, 4, 5, 28, 29 and 30 of this prospectus, of Incapital Unit Trust, Series 43, as of March 10, 2014, the initial date of deposit. These statements of financial condition is the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. We were not engaged to perform audits of the Trusts’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of March 10, 2014. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Incapital Unit Trust, Series 43, as of March 10, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
March 10, 2014

Incapital Unit Trust, Series 43

Statements of Financial Condition
as of March 10, 2014
	European	North American
	Dividend	Dividend
	Builders	Builders
Investment in securities	Trust	Trust
Contracts to purchase underlying securities (1),(2)	$ 500,582	$ 127,095
Total	$ 500,582	$ 127,095
Liabilities and interest of investors
Liabilities:
Organization costs (3)	$ 4,045	$ 1,027
Creation and development fee (4)	2,528	642
Deferred sales fee (5)	7,332	1,862
Total	13,905	3,531
Interest of Investors:
Cost to investors (6)	505,640	128,380
Less initial sales fee (5)	5,058	1,285
Less deferred sales fee, creation and development fee
and organization costs (3),(4),(5),(6)	13,905	3,531
Net interest of unitholders	486,677	123,564
Total	$ 500,582	$ 127,095
Units	50,564	12,838
Net asset value per unit	$ 9.6250	$ 9.6249

1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.
2	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of securities in the Trusts represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $0.08 per unit for each Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following a Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the earlier of the close of the initial offering period or six months following a Trust’s Inception Date. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of a Trust.
4	Each Trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5	The total sales fee consists of a creation and development fee, an initial sales fee and deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. The maximum sales fee is 2.95% (2.98% of amount invested) of the public offering price per unit. The deferred sales fee is equal to $0.145 per unit and the creation and development fee is equal to $0.05 per unit.
6	The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

End of Prospectus Part A

Incapital Unit Trust

Prospectus Part B

Dated March 10, 2014

     The prospectus for an Incapital Unit Trust (a “Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Incapital Unit Trust. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

ORGANIZATION

     Your Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Incapital LLC, as Sponsor, Incapital Asset Management LLC, as evaluator (“Evaluator”) and supervisor (“Supervisor”), and The Bank of New York Mellon, as Trustee. The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under “Selling Units—Redemption—Computation of Offer and Redemption Price.” On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain securities. After the deposit of the securities and the creation of your Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust. These units are now being offered pursuant to this prospectus.

UNITS

     Each unit represents an undivided interest in the assets of your Trust. If any units of your Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase. Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related Trust.

BUYING UNITS

     Public Offering Price. You can buy units of your Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Public offering prices are available daily on the Internet at www.incapital.com. The public offering price includes: the aggregate underlying value of the securities in the Trust, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio. Incapital often refers to the purchase price of units as the “public offering price.” Incapital must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If Incapital receives your order after

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this time, you will receive the price computed on the next business day.

     During the initial public offering period, for sales of at least $50,000 investors will be entitled to a volume discount from the sales charge as described below. For units purchased during the initial offering period, a portion of the sales charge will be deferred. However, at the earlier of the end of the initial offering period or six months after the Inception Date, the public offering price of the units will not include a pro rata portion of estimated organizational costs.

     The initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date your Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Trustee. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases Incapital will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. Incapital will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate. The Trustee determined the initial prices of the securities shown in “Trust Portfolio” for your Trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day Incapital sells units it will compute the public offering price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination. For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account certain other factors, see “Selling Units—Redemption—Computation of Offer and Redemption Price.”

     Organization Costs. During the initial offering period, a portion of the public offering price includes an amount of securities or cash to pay for all or a portion of the costs incurred in establishing your Trust (“organization costs”). These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the Sponsor in selecting the Trust’s portfolio, if any, licensing fees paid for the use of certain intellectual property, if any, and the initial fees and expenses of the Trustee. These costs will be deducted from the Trust as of the earlier of the end of the initial offering period or after six months as of March 10, 2014. The Trust will sell portfolio securities to reimburse the Sponsor for these costs. Organization costs will not exceed the estimate set forth under “Fee Table” in Part A of the Prospectus.

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     Transactional Sales Fee. The transactional sales fee has both an initial and a deferred sales fee. The transactional sales fee is 2.45% of the public offering price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the public offering price on the Inception Date.

     Because the transactional sales fee is the difference between the maximum sales fee and the creation and development fee, the percentage and dollar amount of the transactional sales fee will vary as the public offering price varies. The transactional sales fee does not include the creation and development fee which is described under “Expenses of the Trust” in Part B of the prospectus and “Fee Table” in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is 1% of the public offering price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.95% of the public offering price) and the sum of the maximum remaining deferred sales fees and the creation and development fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. Incapital defers payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit). You pay any remaining deferred sales fee when you sell or redeem units. Your Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

     Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the creation and development fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.

     In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reduction of Sales Fees. Incapital offers a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any sales fee discount when you order units. Since the deferred sales fee and the creation and development fee are a fixed dollar amount per unit, your Trust must charge the deferred sales fee and the creation and development fee per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and creation and development fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and creation and development fee at the time you buy units by providing you with additional units.

     Large Purchases. During the primary offering period, you can reduce your maximum sales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period

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are entitled to the following sales charge reductions:

	Sales Charge	Sales
	Reductions	Charge
	(as a	(as a
	percentage	percentage
	of the	of the
Purchase	Public	Public
Amount	Offering Price)	Offering Price)
$50,000 - $99,999	0.25%	2.70%
$100,000 - $249,999	0.50%	2.45%
$250,000 - $499,999	0.75%	2.20%
$500,000 - $999,999	1.00%	1.95%
$1,000,000 +	1.55%	1.40%

     The quantity discount levels also apply on a dollar basis using a $10 unit equivalent. For example, if you purchase $50,000 up to $99,999.99, your sales charge reduction as a percentage of the public offering price will be 0.25%.

     You may aggregate unit purchases of any Incapital Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  purchases by your spouse or children under the age of 21 living in the same household, and purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. Incapital eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

     This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, if you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your Trust or receive cash distributions. Incapital reserves the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity Incapital determines to be detrimental to a Trust. Incapital, as Sponsor, will receive and you will pay the creation and development fee. See “Expenses of the Trust” in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any non-Incapital unit trust, you may purchase units with a reduction of 1% of the maximum public offering price, which will include a deferred sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. In addition, former or existing Incapital unit trust holders

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with Incapital unit trust units that have been terminated or redeemed within the last 30 days can purchase units of the Trust with a 1% reduction of the maximum public offering price of the units. Former or existing Incapital unit trust holders are able to utilize this reduced price up to the value of the units that were terminated or redeemed within the last 30 days. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover Purchases are also subject to the creation and development fee.

     Employees. Incapital does not charge the portion of the sales fee that it would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Incapital and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. Incapital does not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Because the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, Incapital will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase through a reinvest CUSIP (or wrap fee reinvest CUSIP in the case of wrap fee eligible units held in the fee based accounts), if available.

     Distribution of Units. Incapital sells units to the public through broker-dealers and other firms. Incapital pays part of the sales fee you pay to these distribution firms when they sell units. For units sold during the primary offering period, the distribution fee paid for a given transaction is as follows:

Concession
Purchase Amount	per Unit
$0 - $49,999	2.25%
$50,000 - $99,999	2.00%
$100,000 - $249,999	1.75%
$250,000 - $499,999	1.50%
$500,000 - $999,999	1.25%
$1,000,000 +	0.75%
Rollover Purchases	1.30%

     Broker-dealers and other firms that sell units of certain Incapital unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. The additional payments will be as follows. Starting at the twelfth month, eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most

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recent month, sold primary market units of unit investment trusts sponsored by Incapital in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by Incapital:

Total Sales	Additional
During Calendar Year	Concession
$25,000,000 but less
than $50,000,000	0.025%
$50,000,000 but less
than $100,000,000.00	0.05%
$100,000,000 but less
than $250,000,000	0.10%
$250,000,000 but less
than $500,000,000	0.11%
$500,000,000 but less
than $1,000,000,000	0.12%
$1,000,000,000 but less
than $1,500,000,000	0.13%
$1,500,000,000 or more	0.14%

     Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales fee, but such units will be included in determining whether the above volume sales levels are met unless a dealer firm or other selling agent requests that such units are not included. Eligible dealer firms and other selling agents include clearing firms that place orders with Incapital and provide Incapital with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Incapital reserves the right to change the amount of concessions or agency commissions from time to time.

     The Sponsor may also pay to certain dealers an administrative fee for information or services used in connection with the distribution of Trust units. Such amounts will be in addition to any concessions received for the sale of units.

     Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of a Trust and other Incapital products. This compensation is intended to result in additional sales of Incapital products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Incapital products by the intermediary or its agents, the placing of Incapital products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Incapital products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as

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the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Incapital product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     Incapital generally registers units for sale in various states in the United States. Incapital does not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. Incapital may reject any order for units in whole or in part.

     Incapital may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price Incapital pays for units and the price at which Incapital redeems them. Incapital may also gain or lose money when it deposits securities to create units in the amounts set forth in the “Trust Portfolio.”

     Dealers’ Profits. As set forth under “Buying Units—Public Offering Price,” the dealers will receive gross commissions equal to the specified percentages of the public offering price of the units of a Trust. In offering units of a Trust dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

     Sponsor Profits. The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the public offering prices of the securities to the Sponsor and the cost of such securities to the Trust. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. The Sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in a Trust.

     For the ability for each Trust to replicate its respective basket, the Sponsor has agreed to pay the basket sponsor a fee for each Trust. This amount is paid from the Sponsor’s profits and not from a Trust’s assets.

     Market for Units. After the initial offering period, the Sponsor may maintain a market for units of a Trust offered hereby and continuously offer to purchase said units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of

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such sale or redemption. The public offering price of any units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of a Trust if the supply of units exceeds demand, or for other business reasons.

SELLING UNITS

     You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Public offering prices are available daily on the Internet at www.incapital.com or through your financial professional. The sale price of units is often referred to as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the earlier of the end of the initial offering period or six months after the Inception Date, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. Incapital intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Incapital may buy them at the current price which is based on their net asset value. Incapital may then resell the units to other investors at the public offering price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current public offering prices to determine the best price available. Incapital may discontinue the secondary market at any time without notice. Even if Incapital does not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause the unitholder’s financial intermediary to redeem units through the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Redemption shall be made by the Trustee no later than the seventh calendar

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day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Selling Units—Redemption—Computation of Offer and Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the Trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the Trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

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     The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the public offering price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “Selling Units—Redemption—Computation of Offer and Redemption Price.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

     All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss. To the extent securities are sold, the size and diversity of a Trust may be reduced.

     Computation of Offer and Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a Trust. The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected; and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in a Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (public offering prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System’s official closing

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price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (public offering prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If a Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

     Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. The Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the redemption price by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “Buying Units—Public Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of a Trust.

     The public offering price of any units resold by the Sponsor will be the public offering price determined in the manner provided in this Prospectus (see “Buying Units—Public Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “Buying Units—Other Compensation and Benefits to Broker-Dealers”).

     Exchange Option. You may be able to exchange your units for units of other Incapital unit trusts at a reduced sales fee. You may contact your financial professional or Incapital for more information about Trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current Trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you need to meet certain criteria.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held

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through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in a Trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of a Trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

INVESTMENT RISKS

     All Investments Involve Risk. In addition to the risks described in Part A, this section elaborates on some of the risks in Part A and describes some other risks that can impact the value of the securities in a Trust. You should understand these risks before you invest. You could lose some or all of your investment in your Trust. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that a Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including but not limited to:

  General securities markets movements;

  Changes in the financial condition of an issuer or a sector;

  Changes in perceptions about an issuer or a sector;

  Interest rates and inflation;

  Governmental policies and litigation; and

  Purchases and sales of securities by a Trust.

     Even though the Supervisor supervises the portfolio, you should remember that Incapital does not manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Fixed Portfolio. Investors should be aware that a Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the

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criteria set forth in the prospectus and that a Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in a Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in a Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ public offering price than as a percentage of the higher-price stocks’ public offering price.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a Trust is restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however,

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result in a Trust’s failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of a Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation Risk. Your Trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. Incapital cannot predict what impact any pending, threatened or potential litigation or any bankruptcy concerns will have on the share prices of the securities.

DISTRIBUTION OF UNITS

     The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed. However, this sales charge discount is not available unless the applicable investment professional notifies the Sponsor of a particular investor’s eligibility for the discount.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in public offering prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into a Trust is shown in the “Notes to Portfolio” for the Trust.

     Public Distribution of Units. During the initial offering period, units of a Trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

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     The Sponsor intends to qualify units of a Trust for sale in a number of states, but does not register units for sale in any foreign country. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a Trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This legislation grants banks the authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The Sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the Sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price unitholders pay for their units or the amount that the Trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

     This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

TRUST ADMINISTRATION

     Distributions to Unitholders. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of

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applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The Trustee will periodically deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of units.

     The Trust. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement between Incapital LLC (as depositor/Sponsor), Incapital Asset Management LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. Each unit represents an undivided interest in the assets of the Trust. These units remain outstanding until redeemed or until the Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

      Changes to Your Portfolio. Your Trust is not a managed fund. The portfolio will not be modified to follow any investment strategy or changes to the investment strategy. Unlike a managed fund, Incapital designed your portfolio to remain relatively fixed after its inception. Your Trust will generally buy and sell securities: to pay expenses, to issue additional units or redeem units, in limited circumstances to protect the Trust, to avoid direct or indirect ownership of a passive foreign investment company, to make required distributions or avoid imposition of taxes on the Trust, or as otherwise described in this prospectus, or as permitted by a trust agreement.

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     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your Trust may either sell the security, sell the security received as a result of the tender offer or merger or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If a Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     Incapital will increase the size of a Trust as it sells units. When Incapital creates additional units, it will seek to replicate the existing portfolio. When a Trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time Incapital creates units and the time the Trust buys the securities. When the Trust buys or sells securities, Incapital may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with a Trust. Incapital will not select firms to handle these transactions on the basis of their sale of units of the Trust. Incapital cannot guarantee that a Trust will keep its present size and composition for any length of time.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (“Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

  The Replacement Securities will be securities as originally selected for a Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

  The purchase of the Replacement Securities will not adversely affect the federal income tax status of a Trust;

  The public offering price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

  The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of a Trust’s registration statement.

     Amending the Trust Agreement. The Sponsor and the Trustee can change the

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Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. Your Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate the Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of the Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate your Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of your Trust is Incapital LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of the Sponsor is located at 200 South Wacker Drive, Suite 3700, Chicago, IL 60606. The Sponsor is a direct, wholly-owned subsidiary of Incapital Holdings LLC.

     If at any time the Sponsor shall resign or fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (i) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the Trust Agreement and liquidate a Trust as provided therein; or (iii) continue to act as Trustee without terminating the Trust Agreement.

     The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

      The Supervisor and the Evaluator. Incapital Asset Management LLC serves as Evaluator and Supervisor. Incapital Asset Management LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist. The Evaluator and Supervisor may resign or be removed by the

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Sponsor or, if no Sponsor is acting, the Trustee, in which event the Sponsor or, if no Sponsor is acting, the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator or Sponsor no successor has accepted appointment within thirty days after notice of resignation, the Evaluator or Sponsor may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each unitholder. As Evaluator, Incapital Asset Management LLC utilizes the Trustee to perform certain evaluation services.

     The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of your Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a Trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in a Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a Trust.

     Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of a Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor Trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly. If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each unitholder by the Sponsor. Upon execution of a written acceptance of

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such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

     The Sponsor does not charge your Trust an annual management fee. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in a Trust. The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for your Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for your Trust (the “Bookkeeping and Administrative Fee”). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for

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performing evaluation services for your Trust (the “Evaluator’s Fee”).

     In addition, if so provided in Part A of the prospectus, your Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.

     Your Trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by a Trust in purchasing and selling securities.

     The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the number of units outstanding at the end of each month during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to a Trust is expected to result from the use of these funds.

     In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of your Trust. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for your Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Incapital LLC is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of your Trust.

     Your Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar

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administrative and ministerial functions. The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period. The Sponsor does not use the fee to pay distribution expenses.

     The following additional charges are or may be incurred by a Trust: (i) fees for the Trustee’s extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

     Your Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the units and/or the Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees.

PORTFOLIO TRANSACTION AND BROKERAGE ALLOCATION

     When a Trust sells securities, the composition and diversity of the securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of units.

TAX STATUS

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the

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tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Trust Status. Your Trust intends to qualify as a “regulated investment company” under the federal tax laws. If your Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

     Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your Trust may make distributions that represent a return of capital for tax purposes, which are not dividends but are a return of the original investment, and thus will generally not be currently taxable to you. However, distributions representing a return of capital will generally reduce your tax basis in your units and will thus increase your taxable gain, or decrease your loss, when you sell or redeem your units. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Under the “Health Care and Education Reconciliation Act of 2010,” income from a Trust may also be subject to a new 3.8% “Medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends

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received from your Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by your Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

     Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

     Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%, rather than the rates set forth above. In the case of capital gains dividends, the determination of which portion of a capital gains dividend, if any, is subject to the 25% tax rate will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

     Ordinary income dividends received by an individual unitholder from a regulated investment company such as your Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your Trust will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

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     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

     Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

     Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

     Investments in Certain Foreign Corporations. If your Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your Trust will not be able to pass through to its unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

     Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain

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elections and certain other conditions are met. Distributions in respect of units after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

     Independent Registered Public Accounting Firm. Grant Thornton LLP, 175 West Jackson Blvd., 20th floor, Chicago, Illinois 60604, independent registered public accounting firm, audited the statements of financial condition and the Trust portfolios included in this prospectus.

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PROSPECTUS

March 10, 2014

     Incapital Unit Trust, Series 43

European Dividend Builders Portfolio, 1Q 2014

North American Dividend Builders Portfolio, 1Q 2014

Incapital LLC

CONTENTS
Overview	2
European Dividend Builders Portfolio, 1Q 2014	2
Investment Objective	2
Principal Investment Strategy	2
Trust Portfolio	3
Principal Risks	13
Essential Information	22
Fee Table	22
Example	23
Taxes	24
Distributions	24
Purchase and Redemption of Units	25
North American Dividend Builders Portfolio,
1Q 2014	27
Investment Objective	27
Principal Investment Strategy	27
Trust Portfolio	28
Principal Risks	38
Essential Information	46
Fee Table	46
Example	47
Taxes	48
Distributions	48
Purchase and Redemption of Units	49
Report of Independent Registered
Public Accounting Firm	51
Statements of Financial Condition	52
Prospectus Part B	B–1
Organization	B–1
Units	B–1
Buying Units	B–1
Selling Units	B–8
Investment Risks	B–12
Distribution of Units	B–14
Trust Administration	B–15
Expenses of the Trust	B–20
Portfolio Transaction and Brokerage
Allocation	B–22
Tax Status	B–22
Experts	B–26

Visit our website:
http://www.incapital.com

Contact us by e-mail:
unittrust@incapital.com

Call Incapital LLC:
(800) 922-7900

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR
Database)
Call:	202-551-8090 (only for information
on the operation of the Public
Reference Section)

Incapital Unit Trust, Series 43
Securities Act file number: 333-193859
Investment Company Act file number: 811-22581

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.        Bonding Arrangements of Depositor:

The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

Insurer/Policy No.	Amount
National Union Fire Insurance Company of Pittsburgh, PA 5694214	$1,000,000

B.	This amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm

and Counsel as indicated

Exhibits as listed on the List of Exhibits

Signatures

The Registrant, Incapital Unit Trust, Series 43 hereby identifies Incapital Unit Trust, Series 1, Incapital Unit Trust, Series 2; Incapital Unit Trust, Series 3; Incapital Unit Trust, Series 6; Incapital Unit Trust, Series 7; Incapital Unit Trust, Series 8; Incapital Unit Trust, Series 9; Incapital Unit Trust, Series 11; Incapital Unit Trust, Series 13; Incapital Unit Trust, Series 19; Incapital Unit Trust, Series 20; Incapital Unit Trust, Series 25; Incapital Unit Trust, Series 32; Incapital Unit Trust, Series 36 and Incapital Unit Trust, Series 41 for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Incapital Unit Trust, Series 43 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 10th day of March, 2014.

INCAPITAL UNIT TRUST, SERIES 43

(Registrant)

By INCAPITAL LLC

(Depositor)

By       /s/ Thomas Belka______________

Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/s/ Thomas Belka Thomas Belka	Executive Director	March 10, 2014
/s/ Thomas Belka Thomas Belka	Controller	March 10, 2014
Incapital Holdings LLC /s/ Thomas Belka Thomas Belka Executive Director	Member of over 99% of Incapital LLC	March 10, 2014

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. (Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 2 (File No. 333-179567) filed on May 1, 2012.)
2.1	Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Incapital Unit Trust, Series 1 (File No. 333-179312) filed on April 2, 2012).
3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.
4.1	Consent of Independent Registered Public Accounting Firm.